Exhibit 99.1

Interim Report

for the quarter ended March 31, 2014

CONTENTS

BOARD OF DIRECTORS AND AUDITOR

INTRODUCTION	2
GROUP INTERIM MANAGEMENT REPORT	3
OPERATING PERFORMANCE	3
Highlights	3
Operating Performance by Activity	4
Operating Performance by Segment	6
New Product Announcements during the Quarter	9
LIQUIDITY AND CAPITAL RESOURCES	12
Statement of Financial Position by Activity	12
Change in Net Industrial Debt	15
Change in Net Debt for Financial Services	15
Statement of Cash Flows by Activity	16
OTHER INFORMATION	18
Group Employees	18
Subsequent Events	18

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AT MARCH 31, 2014	19
Consolidated Income Statement	20
Consolidated Statement of Comprehensive Income	21
Consolidated Statement of Financial Position	22
Consolidated Statement of Cash Flows	24
Consolidated Statement of Changes in Equity	25
Notes	26

Also available at www.cnhindustrial.com

CNH Industrial N.V.

Corporate Seat: Amsterdam, The Netherlands

Corporate Office: Cranes Farm Road, Basildon, Essex SS14 3AD, United Kingdom

Share Capital: €18,275,248.02 (as of March 31, 2014)

Amsterdam Chamber of Commerce: reg. no. 56532474

BOARD OF DIRECTORS AND AUDITOR

BOARD OF DIRECTORS

Chairman

Sergio Marchionne

Chief Executive Officer

Richard J. Tobin

Directors

John Elkann (2) (3)

Mina Gerowin (2)

Maria Patrizia Grieco (3)

Léo W. Houle (3)

Peter Kalantzis (1) (3)

John Lanaway (1)

Guido Tabellini (1)

Jacqueline A. Tammenoms Bakker (2)

Jacques Theurillat (1)

INDEPENDENT AUDITOR Ernst & Young Accountants LLP

(1)	Member of the Audit Committee
(2)	Member of the Governance and Sustainability Committee
(3)	Member of the Compensation Committee

Disclaimer

Certain statements contained in this document that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Company competes; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the Company’s relations with Kobelco Construction Machinery Co., Ltd and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis, other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in CNH Industrial N.V.’s EU Annual Report at December 31, 2013, prepared in accordance with IFRS and in its annual report on Form 20-F for the year ended December 31, 2013, prepared in accordance with U.S. GAAP. Investors should refer and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this document are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements.

The Company’s outlook is based upon assumptions, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise its outlook or forward-looking statements, whether as a result of new developments or otherwise. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. SEC, the AFM and CONSOB.

INTRODUCTION

CNH Industrial N.V. (“the Company”) is the company formed by the business combination transaction completed on September 29, 2013 (the “Merger” or the “Transaction”) between Fiat Industrial S.p.A. and its subsidiary CNH Global N.V. The Company is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its corporate office in Basildon, United Kingdom.

This quarterly report relates to the Company and its consolidated subsidiaries (“CNH Industrial” or “CNH Industrial Group” or the “Group”) after the Transaction. Because the Merger represents a “business combination involving entities or businesses under common control”, it is outside the scope of application of IFRS 3 – Business Combinations. As such, financial information for the first quarter of 2013, included for comparative purposes, are stated at the carrying amounts reported in the consolidated financial statements of Fiat Industrial S.p.A. prior to the Merger. The Merger had no impact on the consolidated activities of the former Fiat Industrial S.p.A. and therefore the results presented herein are consistent and comparable with those previously published by Fiat Industrial. The main accounting effect of the Transaction has been the attribution to owners of the parent company of the previous non-controlling interests in CNH Global N.V. since the closing date.

Beginning with the filing with the U.S. Securities and Exchange Commission (“SEC”) of its annual report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”), CNH Industrial reports quarterly and annual financial results both under U.S. GAAP for SEC reporting purposes and under IFRS for European listing purposes and Dutch law requirements. Financial statements under both sets of accounting principles use U.S. dollar as the reporting currency. Prior period results, prepared in euro, have been consistently recast. The reconciliation from IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Notes to the Interim Consolidated Financial Statements. In addition, CNH Industrial has expanded its reportable segments from three (Agricultural and Construction Equipment inclusive of its financial services activities, Trucks and Commercial Vehicles inclusive of its financial services activities, and Powertrain) to five (Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial Services). The Group’s worldwide agricultural equipment, construction equipment, commercial vehicles and powertrain operations are collectively referred to as “Industrial Activities”. Prior period results have been consistently recast. Additional information on the adoption of U.S. dollar as the reporting currency and on the change in the reportable segments is presented in the Notes to the Interim Consolidated Financial Statements, section “Significant accounting policies”.

This quarterly report is unaudited.

Non-GAAP financial information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the reader’s ability to assess CNH Industrial financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Group operates. These financial measures may not be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with IFRS.

CNH Industrial non-GAAP financial measures are defined as follows:

•	Trading Profit: is the internal financial measure management uses to assess the performance of operating segments. Trading Profit is computed starting from Net revenues less Cost of sales, Selling, general and administrative costs, Research and development costs, and other operating income and expenses.

•	Operating Profit: is computed starting from Trading Profit plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

•	Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of receivables from financing activities for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

•	Constant currency basis: CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior-year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Introduction     2

GROUP INTERIM MANAGEMENT REPORT

OPERATING PERFORMANCE

HIGHLIGHTS

($ million)	1st Quarter 2014	1st Quarter 2013(1)
Net revenues	7,644	7,658
Trading profit/(loss)	510	538
Operating profit/(loss)	480	487
Profit/(loss) before taxes	291	364
Profit/(loss) for the period	146	226
Profit/(loss) for the period attributable to owners of the parent	145	182

(per share data in $)
Basic earnings per common share	0.11	0.15
Diluted earnings per common share	0.11	0.15

($ million)	At March 31, 2014	At December 31, 2013(1)
Total assets	57,293	56,462
Net (debt)/cash	(25,363)	(23,290)
- of which: Net industrial (debt)/cash	(3,977)	(2,195)
Total equity	7,827	7,662
Equity attributable to owners of the parent	7,758	7,591
No. of employees at period end	71,089	71,192

(1)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. For additional information, refer to the section “Significant accounting policies”, paragraph “Changes in presentation currency” in the Notes to the Interim Consolidated Financial Statements.

CNH Industrial Group Operating Performance    3

OPERATING PERFORMANCE BY ACTIVITY

Basis of analysis

The following table provides the consolidated statements of income and a breakdown of Group results between Industrial Activities and Financial Services.

The segmentation between Industrial Activities and Financial Services represents a sub-consolidation prepared on the basis of the core activities of each Group company.

Investments held by companies belonging to one segment in companies included in the other segment are accounted for under the equity method and are classified in the income statement under result from intersegment investments.

The parent company, CNH Industrial N.V., is included under Industrial Activities.

The sub-consolidation of Industrial Activities also includes companies that provide centralized treasury services (i.e., raising funding in the market and financing Group companies). The activities of the treasury companies do not include the offer of financing to third parties.

Certain financial information in this report has been presented by geographic area: NAFTA, EMEA, LATAM and APAC. The geographic designations have the following meanings:

•	EMEA: 28 member countries of the European Union, member countries of the European Free Trade Association (EFTA), Ukraine, Balkans, African continent and the Middle East (excluding Turkey).

•	NAFTA: United States, Canada and Mexico.

•	LATAM: Central and South America and the Caribbean Islands.

•	APAC: Continental Asia (including Turkey), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

Operating Performance by Activity

	1st Quarter 2014			1st Quarter 2013(1)
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	7,644	7,263	509	7,658	7,302	491
Cost of sales	6,189	5,999	318	6,197	6,032	300
Selling, general and administrative costs	719	663	56	703	652	51
Research and development costs	208	208	—	201	201	—
Other income/(expense)	(18)	(13)	(5)	(19)	(14)	(5)
TRADING PROFIT/(LOSS)	510	380	130	538	403	135
Gains/(losses) on disposal of investments	—	—	—	—	—	—
Restructuring costs	30	30	—	10	10	—
Other unusual income/(expense)	—	—	—	(41)	—	(41)
OPERATING PROFIT/(LOSS)	480	350	130	487	393	94
Financial income/(expense)	(215)	(215)	—	(149)	(149)	—
Result from investments (*)	26	22	4	26	23	3
PROFIT/(LOSS) BEFORE TAXES	291	157	134	364	267	97
Income taxes	145	96	49	138	100	38
PROFIT/(LOSS) FOR THE PERIOD	146	61	85	226	167	59
Result from intersegment investments	—	85	1	—	59	(2)
PROFIT/(LOSS) FOR THE PERIOD	146	146	86	226	226	57

(1)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. For additional information, refer to the section “Significant accounting policies”, paragraph “Changes in presentation currency” in the Notes to the Interim Consolidated Financial Statements.
(*)	Includes income from investments as well as impairment (losses)/reversals on non-intersegment investments accounted for under the equity method.

CNH Industrial Group Operating Performance     4

Net revenues

Group revenues totaled $7,644 million for the first quarter of 2014, a decrease of 0.2% from the same quarter of 2013 (+1.7% on a constant currency basis). Net revenues of Industrial Activities were $7,263 million, a decrease of 0.5% compared to Q1 2013. Net of a 1.8% negative impact of currency translation, revenues increased in Construction Equipment and Powertrain, offsetting reduced revenues for Agricultural Equipment, primarily in LATAM. Revenues from Agricultural Equipment were down 6.0% to $3,706 million mainly as a result of decreased volumes primarily in LATAM and APAC and less favourable product mix. Revenues from Construction Equipment were up 2.7% to $774 million as industry unit demand increased in every region except LATAM. Commercial Vehicles revenues decreased 0.4% to $2,354 million as positive performance in truck and bus in EMEA and APAC was offset by a significant decline in demand in Brazil, in manufacturing activities in Venezuela and by unfavorable calendarization of activity in parts and specialty vehicles. Powertrain revenues increased 23.3% to $1,205 million primarily driven by higher volumes. Net revenues of Financial Services totaled $509 million, up 3.7% compared to Q1 2013 primarily driven by the increase in the average value of the portfolio.

Trading profit/(loss)

Group trading profit was $510 million for the first quarter, down $28 million or -5.2% from Q1 2013 (-1.1% on a constant currency basis). Trading margin for the first quarter decreased 0.3 p.p. to 6.7%. Trading profit of Industrial Activities totaled $380 million for the quarter, compared with $403 million for Q1 2013. Trading profit increases in Construction Equipment and Powertrain, together with margin improvements in Agricultural Equipment, were more than offset by the negative effects of challenging operating conditions in LATAM affecting Commercial Vehicles mainly due to a significant decline in demand in Brazil and in manufacturing activities in Venezuela, as well as by negative currency translation impacts.

Agricultural Equipment trading profit was $442 million ($446 million in Q1 2013), representing a trading margin of 11.9% (11.3% in Q1 2013), with net price realization and improved industrial performance offsetting negative volume and mix. Construction Equipment reported a trading profit of $1 million ($28 million loss in Q1 2013) as a result of favorable volume and mix mainly in heavy equipment, as well as positive price realization and positive contribution from containment actions on structural costs. Commercial Vehicles closed the first quarter with a trading loss of $74 million (trading loss of $23 million for Q1 2013) as a result of negative market mix related to a significant slowdown of activity in LATAM affecting volume and manufacturing operations, and transitional costs with the launch of the new Daily and Euro VI bus product line-up. In addition, price realization under-recovered negative foreign exchange impacts in emerging market currencies (mainly in Brazil, Turkey and Russia). EMEA performance in truck and bus was flat compared with Q1 2013, notwithstanding a slow Q1 2014 after the strong finish last year due to the pre-buy in advance of Euro VI introduction. Powertrain closed the first quarter with a trading profit of $30 million, compared with $15 million for the same period in 2013, with a trading margin of 2.5% (1.5% for the Q1 2013): the improvement was mainly due to the increase in volumes and related industrial efficiencies. Trading profit of Financial Services totaled $130 million, down $5 million over the same period in 2013, mainly driven by a higher average portfolio value more than offset by SG&A increases associated with new activities launched in EMEA and LATAM to support Commercial Vehicles.

Operating profit/(loss)

The Group closed the quarter with an operating profit of $480 million (or 6.3% of net revenues), compared with $487 million (or 6.4% of net revenues) for Q1 2013, a year-over-year decrease of $7 million. The $28 million decrease in trading profit was partially offset by lower net unusual expense ($30 million compared to $51 million for the first quarter of 2013). Operating profit of Industrial Activities was $350 million for the quarter. The $43 million decrease over the same period in 2013 ($393 million) reflected a lower trading profit and higher restructuring costs. Operating profit of Financial Services was $130 million, an increase of $36 million over the same period of 2013 which was affected by Other unusual expenses largely reflecting expenses related to the dissolution of the Financial Services joint venture with Barclays.

Gains/(losses) on disposal of investments was zero for the first quarter in both 2014 and 2013.

Restructuring costs for the first quarter of 2014 amounted to $30 million, mainly relating to Construction Equipment (restructuring costs of $10 million in the first quarter of 2013, mainly relating to Commercial Vehicles).

Other unusual expenses were zero for the first quarter of 2014. In the first quarter of 2013, other unusual expenses included a pre-tax charge of $41 million related to the dissolution of the Financial Services joint venture with Barclays.

Non-operating items

Net financial expenses totaled $215 million for the quarter ($149 million for the same period in 2013) and included a pre-tax charge of $64 million due to the re-measurement of Venezuelan assets denominated in Bolivares following the changes in Venezuela’s exchange rate mechanism: excluding this exceptional charge, net financial expenses totaled $151 million, in line with Q1 2013, as increased financial expenses deriving from higher average net industrial debt were offset by lower foreign exchange losses.

CNH Industrial Group Operating Performance     5

Result from investments was a net gain of $26 million, in line with Q1 2013.

Income taxes for the first quarter totaled $145 million ($138 million for Q1 2013), representing an effective tax rate of 49.8% for the quarter. The significant increase over the 37.9% Q1 2013 effective tax rate is mainly due to the exceptional charge relating to Venezuela, for which no corresponding tax impact can be recorded. Excluding this item, the effective tax rate was 40.8%, higher than the Group’s 2014 forecast range of 36% to 40% due to not book benefiting losses in certain jurisdictions.

Profit/(loss) for the period

The Group closed the quarter with net profit of $146 million, or $0.11 per share, compared with $226 million, or $0.15 per share for Q1 2013.

Profit attributable to owners of the parent was $145 million, compared with $182 million for Q1 2013.

OPERATING PERFORMANCE BY SEGMENT

The following is a discussion of net revenues and trading profit for each segment.

Revenues by Segment

	1st Quarter
($ million)	2014	2013	% change
Agricultural Equipment	3,706	3,944	-6.0
Construction Equipment	774	754	2.7
Commercial Vehicles	2,354	2,363	-0.4
Powertrain	1,205	977	23.3
Eliminations and Other	(776)	(736)

Total of Industrial Activities	7,263	7,302	-0.5

Financial Services	509	491	3.7
Eliminations	(128)	(135)

Total for the Group	7,644	7,658	-0.2

Trading profit/(loss) by Segment

	1st Quarter
($ million)	2014	2013	Change
Agricultural Equipment	442	446	-4
Construction Equipment	1	(28)	29
Commercial Vehicles	(74)	(23)	-51
Powertrain	30	15	15
Eliminations and Other	(19)	(7)	-12

Total of Industrial Activities	380	403	-23

Financial Services	130	135	-5
Eliminations	—	—	—

Total for the Group	510	538	-28

Trading margin (%)	6.7	7.0

CNH Industrial Group Operating Performance     6

Agricultural Equipment

	1st Quarter
($ million)	2014	2013
Net revenues	3,706	3,944
% change	-6.0
Trading profit/(loss)	442	446
Change	-4
Trading margin (%)	11.9	11.3

Net revenues for Agricultural Equipment were $3,706 million for the quarter, down 6.0% from Q1 2013 (-3.9% on a constant currency basis), mainly as a result of decreased volumes primarily in LATAM and APAC and less favourable product mix. The geographic distribution of revenues for the period was 48% NAFTA, 31% EMEA, 11% LATAM and 10% APAC.

Worldwide Agricultural Equipment market share was lower for tractors and combines, mainly due to the expected timing impact from the transition to Tier 4B final emission regulations in major markets.

Worldwide production of Agricultural Equipment was 27% above retail sales for the quarter, consistent with past years as the Group increases inventory in anticipation of the spring and summer selling seasons.

Agricultural Equipment trading profit was $442 million for the quarter ($446 million in Q1 2013) and trading margin was 0.6 p.p. higher at 11.9%, with net price realization and improved industrial performance offsetting negative volume and mix.

Construction Equipment

	1st Quarter
($ million)	2014	2013
Net revenues	774	754
% change	2.7
Trading profit/(loss)	1	(28)
Change	29
Trading margin (%)	0.1	-3.7

Net revenues for Construction Equipment were $774 million for the quarter, up 2.7% (+8.1% on a constant currency basis), as industry unit demand increased in every region except LATAM, with light equipment up 6% and heavy up 9% worldwide. The geographic distribution of revenues for the period was 38% NAFTA, 20% EMEA, 31% LATAM and 11% APAC.

Worldwide Construction Equipment share was largely unchanged for the period.

Worldwide Construction Equipment production levels were 5% above retail sales, in line with the recovery in most major markets except for LATAM.

Construction Equipment reported trading profit of $1 million compared to a $28 million loss for Q1 2013, as a result of favorable volume and mix mainly in heavy equipment, as well as positive price realization and positive contribution from containment actions on structural costs.

Commercial Vehicles

	1st Quarter
($ million)	2014	2013
Net revenues	2,354	2,363
% change	-0.4
Trading profit/(loss)	(74)	(23)
Change	-51
Trading margin (%)	-3.1	-1.0

CNH Industrial Group Operating Performance     7

Commercial Vehicles posted first quarter net revenues of $2,354 million, down 0.4% from the prior year (+0.4% on a constant currency basis), as positive performance in truck and bus in EMEA and APAC was offset by a significant decline in demand in Brazil, in manufacturing activities in Venezuela and by unfavorable calendarization of activity in parts and specialty vehicles. The geographic distribution of revenues for the period was 76% EMEA, 14% LATAM and 10% APAC.

A total of 27,752 vehicles (including buses and specialty vehicles) were delivered, representing a 2% increase over Q1 2013. Volumes were higher in the light (+6.1%) and the heavy (+3.7%) vehicle segments, while in the medium segment volumes were down 6.5%. Commercial Vehicles deliveries increased 9% in EMEA and 24% in APAC, while LATAM was down 28%.

The European truck market (GVW ≥3.5 tons) was up 8.1% over Q1 2013 to approximately 156,100 units. Light vehicles (GVW 3.5-6 tons) increased 7.8%, while medium vehicles (GVW 6.1-15.9 tons) posted a decline of 6.9%; the heavy vehicles market (GVW >16 tons) increased 12.3% mainly due to the end of Euro V registrations allowed in 2014 in almost all countries. With the completion of the Euro V registrations, heavy vehicle market growth is expected to slow.

The Group’s first quarter share of the European truck market (GVW ≥3.5 tons) was estimated flat at 11.3%, despite a negative market mix. In the light vehicle market, share declined by 0.6 p.p. to 10.7% largely as a result of the phase out in anticipation of the launch of the new Daily which is scheduled to begin shipments in June. In the medium vehicles market the Group achieved market leadership in Europe, with an increase of 3.8 p.p. up to a share of 31.5%. The heavy vehicle market share was up to 8.2%, with a growth of 1.0 p.p.

In LATAM, new truck registrations (GVW ≥3.5 tons) were down 11.6% compared with Q1 2013 to 43,500 units. The market decline affected all ranges and was due to the negative cycle affecting the medium and heavy market in Brazil and the instability in Venezuela. Argentina was the only market with a positive trend (+2.0%).

The Group’s share of the LATAM market (GVW ≥3.5 tons) was up 1.7 p.p. over Q1 2013 to 11.9%.

In APAC registrations were down 2.2%, while market share increased 0.4 p.p. compared with Q1 2013.

In EMEA, dealer inventories of new vehicles remained stable compared to year-end 2013, representing coverage of approximately 3 months of expected activity.

Commercial Vehicles closed the first quarter with a trading loss of $74 million compared with a loss of $23 million for Q1 2013, as a result of negative market mix related to a significant slowdown of activity in LATAM affecting volume and manufacturing operations, and transitional costs with the launch of the new Daily and Euro VI bus product line-up. In addition, price realization under-recovered negative foreign exchange impacts in emerging market currencies (mainly in Brazil, Turkey and Russia). EMEA performance in truck and bus was flat compared with Q1 2013, notwithstanding a slow Q1 2014 after the strong finish last year due to the pre-buy in advance of Euro VI introduction.

Powertrain

	1st Quarter
($ million)	2014	2013
Net revenues	1,205	977
% change	23.3
Trading profit/(loss)	30	15
Change	15
Trading margin (%)	2.5	1.5

Powertrain reported first quarter net revenues of $1,205 million, an increase of 23.3% over Q1 2013 (+19.6% on a constant currency basis) primarily attributable to higher volumes. Sales to external customers accounted for 37% of total net revenues (31% in the same period in 2013).

During the quarter Powertrain sold a total of 157,370 engines, an increase of 28% year-over-year. By major customer, 27% of engines were supplied to Agricultural Equipment, 25% to Commercial Vehicles, 4% to Construction Equipment and the remaining 44% to external customers. Additionally, Powertrain delivered 17,276 transmissions and 40,136 axles, an increase of 10% and 6%, respectively, over the same period in 2013.

Powertrain closed the first quarter with a trading profit of $30 million, up $15 million from the same period in 2013, with a trading margin of 2.5% (1.5% for Q1 2013). The improvement was mainly due to the increase in volumes and related industrial efficiencies.

CNH Industrial Group Operating Performance     8

Financial Services

	1st Quarter
($ million)	2014	2013
Net revenues	509	491
% change	3.7
Trading profit/(loss)	130	135
Change	-5
Trading margin (%)	25.5	27.5

Financial Services reported first quarter net revenues of $509 million, an increase of 3.7% compared to Q1 2013, primarily driven by the increase in the average value of the portfolio.

Financial Services reported a trading profit of $130 million, down $5 million over the same period in 2013, mainly driven by a higher average portfolio value more than offset by SG&A increases associated with new activities launched in EMEA and LATAM to support Commercial Vehicles.

Retail loan originations in the quarter were $2.3 billion, down $156 million compared to Q1 2013, due mostly to the decline in Agricultural Equipment sales. The managed portfolio (including joint ventures) of $27.8 billion (of which Retail was 65% and Wholesale 35%) was up $0.9 billion compared to December 31, 2013 (of which Retail was up $0.6 billion and Wholesale was up $0.3 billion).

On January 28, 2014, CNH Industrial and BNP Paribas Leasing Solutions, the two shareholders of CNH Industrial Capital Europe, agreed on the extension of the joint-venture services to CNH Industrial Commercial Vehicles businesses in Italy, Germany, France, the United Kingdom and other major European markets. As a result of this increase in scope, CNH Industrial Capital Europe is now the captive finance company for all the current CNH Industrial businesses in major European countries.

NEW PRODUCT ANNOUNCEMENTS DURING THE QUARTER

Agricultural Equipment

Case IH

Case IH launched the True-Tandem 335 vertical tillage (VT) unit at the Commodity Classic trade show in San Antonio, Texas. The new product builds on the heritage of the industry-leading True-Tandem 330 Turbo with added features designed to allow the user more operational control, as well as to reduce maintenance.

Case IH received three AE50 awards from the American Society of Agricultural and Biological Engineers (ASABE). The awards annually recognize the top 50 most innovative new agricultural products introduced during the past year. Products receiving awards were the Case IH 4412F folding corn head, the Axial-Flow 230 Series Combines Grain Handling System Capacity, and the new Steiger Rowtrac.

Four models of Case IH Puma tractors were launched in LATAM at the Coopavel trade show in Brazil. The four mid-range models offer an excellent balance of size and weight for efficient work and versatility in various conditions for heavier applications.

Case IH previewed a new product category in the UK at the LAMMA trade show in January with the introduction of the Case IH Farmlift range of telescopic loaders. Combining compact dimensions, powerful engines and hydraulics with multi-functional capabilities, the six brand new Farmlift models range from the agile Farmlift 525, designed especially for use in low buildings and livestock housing, to the powerful Farmlift 935, which handles high and heavy lifting work with ease. The Farmlift range also appeared at last year’s Agritechnica trade show in Hanover, Germany and the range will officially launch early in the second quarter of 2014.

At the 50th annual FIMA Agricola fair which took place in Zaragoza, Spain, Case IH received a Technical Innovation award for the pivoting grain spout on the Axial-Flow® combine. The unloading system on the Axial-Flow® combines has been specially designed to optimize and facilitate unloading operations.

At Agrotech in Poland, the Farmall U Pro series was awarded the Gold Medal of Kielce Trade Fair in recognition of its application of modern design and ergonomic solutions.

CNH Industrial Group Operating Performance     9

New Holland Agriculture

New Holland had a successful start to 2014 with three FIMA Innovation awards at the Zaragoza show in Spain for the Opti-Grape™ technology on the Braud 9000 grapeharvester range, the Opti-Speed™ variable speed strawwalker technology on the CX7000 and CX8000 Elevation combine range and the SmartTrax™ rubber tracks on the TK4000 tractor series.

The American Society for Agricultural and Biological Engineers (ASABE) awarded six prestigious AE50 awards to the ECOBlue™ HI-eSCR technology, the Roll-Belt™ 560 round baler, the Discbine® center-pivot disc mower-conditioners, the Speedrower® self-propelled windrower, the Opti-Speed™ variable strawwalker speed technology and the SmartTrax™ system with Terraglide™ suspension.

In NAFTA New Holland introduced the Boomer™ Series compact tractors compliant with Tier 4B emissions standards and the upgraded T4.75 PowerStar™ tractor series, the first in North America to feature PM Catalyst (Particulate Matter Catalyst) technology which meets Tier 4B emissions standards. It also benefits from Common Rail technology for lower fuel consumption and improved operating productivity and efficiency.

The Group’s Basildon UK plant is celebrating half a century of continuous tractor manufacturing. This important milestone has been commemorated with the production of Golden Jubilee limited editions of the T7.270 Auto Command™ and T6.160 Auto Command™ tractors.

In LATAM at the Expodireto show, New Holland launched six new models of the T7 tractor series, available with mechanical and semi powershift transmissions; the T7.205 and the TL 75 tractors were named the “Tractor of the Year” in their categories.

In Australia and New Zealand, New Holland launched the all-new T5 Electro Command tractor, Roll-Belt™ variable chamber round baler and new DiscBine mower conditioners for large livestock operations, cooperatives, straw, hay and forage contractors. The new T5 Electro Command tractor features a 4 speed powershift transmission and provides maximum versatility to the livestock and dairy customer.

Construction Equipment

Case Construction

In NAFTA, Case Construction Equipment previewed new Tier 4 final wheel loaders at ConExpo in March. Each new wheel loader delivers best-in-class horsepower with a 6.7-liter SCR engine that also provides quick throttle response and impressive torque. The new models provide up to a 10% increase in fuel economy over the previous E Series. The brand also previewed the new F Series line of compact wheel loader models, completely redesigned to provide improved maneuverability, versatility and performance and equipped with Tier 4 final engines. Additionally at ConExpo, Case previewed the new Tier 4 interim DV209 and DV210 high frequency asphalt compactor models. They represent the addition of two new models to Case’s high frequency double-drum range, giving road builders more control and versatility to dial compaction performance to match the thickness and required density.

In China, the Case CX220 crawler excavator was named among the Top 50 products by Construction Machinery & Maintenance, the most authoritative equipment magazine in the country.

In India, at its facility in Pithampur, Case launched the 851 EX, the most powerful backhoe loader in India. This model completes the new “EX” Series, entirely developed in India, that comprises three models (the 770 EX, 770 EX Magnum and 851 EX) ranging from 76 to 96 hp.

New Holland Construction

New Holland Construction presented an upgraded skid steer and compact track loader range compliant with Tier 4 standards. All models equipped with Powertrain 90 hp engines comply with Tier 4 interim emission requirements by using High Pressure Common Rail (HPCR) technology. The new models benefit from increased productivity, improved fuel efficiency, increased up-time through best-in-class serviceability and better operator comfort.

New Holland launched the 12D wheel loader in LATAM, focused on the heavy civil construction and rental segments. Six 12D machines are currently available within the test and certification program, and are being used by 12 large contractors in Brazil. In LATAM, New Holland held “Yellow Day” events with crawler excavators, dozers and wheel loaders, offering the possibility to test the equipment and train Brazilian vendors.

Commercial Vehicles

In EMEA, Iveco followed the introduction of the Euro VI diesel Stralis with HI-eSCR (High Efficiency SCR) technology with the new Euro VI LNG (liquid natural gas) and CNG (compressed natural gas) Stralis Natural Power in markets across Europe. This medium-to-long range vehicle, which has a range of 750 km, is eco-friendly and cost effective to operate.

CNH Industrial Group Operating Performance     10

In LATAM, in March Commercial Vehicles recorded a major milestone with production of the 300,000th vehicle – a Stralis Hi-Way – at the Sete Lagoas plant in Brazil.

In APAC, in March Naveco, the Commercial Vehicles JV in China, launched the new wide cab C500 version of the Chaoyue, completing the light truck range, which also includes the narrow cab C100 and the medium cab C300 presented in 2013.

In January, Hongyan, a brand of the joint venture SIH (SAIC Iveco Hongyan Commercial Vehicles), received the “Most Satisfying CV Brand 2013 in China” award, which was presented by Commercial Motor World magazine in collaboration with 26 colleges and universities in China.

On the sponsorship front, Iveco renewed its partnership with MotoGP, the premier motorcycle racing world championship, and Dorna Sports, the championship’s organizer, as official Truck and Commercial Vehicle Supplier. Iveco is also Technical Sponsor of the new Sky Racing Team VR46, which is competing on a KTM in the current Moto3 World Championship. Finally, Iveco demonstrated the performance and reliability of its trucks once again during Dakar 2014, placing second overall with all four vehicles crossing the finish line in Valparaiso.

Powertrain

During the first quarter, Powertrain began production of the Euro VI F1C engine for the new Iveco Daily at the Foggia plant in Italy.

At the SFH (SAIC Fiat Powertrain Hongyan) plant in China, production began on the Tier 4B Cursor 9 for Agricultural Equipment’s CCH (Cash Crop High) tractors.

At the Bourbon-Lancy plant in France production was started on the Euro VI CNG Cursor 8 engine for the Iveco Stralis.

At Middle East Electricity 2014, held in Dubai in February, Powertrain presented its new range of gensets and G-Drives based on the Cursor series engines, which expand its offer of not emissionized products up to 500 kVA.

At ConExpo, held in Las Vegas in March, Powertrain launched the new R22 engine designed for construction machinery, together with its new range of latest generation engines. Powertrain also presented its new range of HI-eSCR after-treatment systems, which are extremely flexible in terms of installation.

CNH Industrial Group Operating Performance     11

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on CNH Industrial Consolidated Statement of Financial Position and CNH Industrial Consolidated Statement of Cash Flows. The breakdown of Consolidated data between Industrial Activities and Financial Services is prepared in accordance with the rules previously described in section “Operating Performance”, paragraph “Operating Performance by Activity”.

STATEMENT OF FINANCIAL POSITION BY ACTIVITY

	At March 31, 2014			At December 31, 2013(1)
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Intangible assets:	6,089	5,928	161	6,046	5,893	153
Goodwill	2,510	2,372	138	2,514	2,375	139
Other intangible assets	3,579	3,556	23	3,532	3,518	14
Property, plant and equipment	7,028	7,023	5	6,967	6,962	5
Investments and other financial assets	731	3,099	140	758	3,136	129
Leased assets	1,104	30	1,074	1,059	34	1,025
Defined benefit plan assets	43	43	—	44	43	1
Deferred tax assets	1,718	1,532	186	1,672	1,485	187

Total Non-current assets	16,713	17,655	1,566	16,546	17,553	1,500

Inventory	8,670	8,594	76	7,536	7,440	96
Trade receivables	1,345	1,289	125	1,362	1,338	88
Receivables from financing activities	22,148	4,827	23,487	21,986	5,853	23,655
Current taxes receivable	322	301	21	348	332	16
Other current assets	1,998	1,408	932	1,900	1,284	951
Current financial assets:	199	189	12	261	254	10
Current securities	—	—	—	—	—	—
Other financial assets	199	189	12	261	254	10
Cash and cash equivalents	5,869	4,245	1,624	6,489	4,010	2,479

Total Current assets	40,551	20,853	26,277	39,882	20,511	27,295

Assets held for sale	29	5	24	34	10	24

TOTAL ASSETS	57,293	38,513	27,867	56,462	38,074	28,819

Equity	7,827	7,827	2,509	7,662	7,662	2,508
Provisions:	6,452	6,391	61	6,528	6,460	68
Employee benefits	2,604	2,576	28	2,713	2,679	34
Other provisions	3,848	3,815	33	3,815	3,781	34
Debt:	31,308	13,003	24,471	29,946	12,088	25,380
Asset-backed financing	14,576	89	14,562	14,727	120	14,711
Other debt	16,732	12,914	9,909	15,219	11,968	10,669
Other financial liabilities	123	105	20	94	78	19
Trade payables	6,812	6,689	194	7,369	7,162	273
Current taxes payable	215	174	41	418	393	25
Deferred tax liabilities	340	216	124	302	197	105
Other current liabilities	4,216	4,108	447	4,143	4,034	441
Liabilities held for sale	—	—	—	—	—	—

Total Liabilities	49,466	30,686	25,358	48,800	30,412	26,311

TOTAL EQUITY AND LIABILITIES	57,293	38,513	27,867	56,462	38,074	28,819

(1)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. For additional information, refer to the section “Significant accounting policies”, paragraph “Changes in presentation currency” in the Notes to the Interim Consolidated Financial Statements.

CNH Industrial Group Liquidity and Capital Resources     12

At March 31, 2014, total assets amounted to $57,293 million, an increase of $831 million over the $56,462 million figure at year-end 2013.

Non-current assets totaled $16,713 million, an increase of $167 million over year-end 2013, primarily attributable to investments for the period (net of amortization/depreciation).

Current assets increased $669 million to $40,551 million at March 31, 2014. The increase was primarily due to a $1,134 million increase in inventories and $162 million increase in receivables from financing activities, partially offset by the decrease of $620 million in cash and cash equivalents.

Receivables from financing activities totaled $22,148 million at March 31, 2014. Net of currency translation differences and write-downs, there was a $123 million increase mainly relating to a growth in the wholesale portfolio.

Working capital (net of items relating to vehicles sold under buy-back commitments and vehicles no longer subject to lease agreements that are held in inventory) totaled $2,837 million, a $1,922 million increase for the quarter.

($ million)			At March 31, 2014	At December 31, 2013	Change
Inventory	(a	)	8,486	7,334	1,152
Trade receivables			1,345	1,362	(17)
Trade payables			(6,812)	(7,369)	557
Net Current Taxes Receivable/(Payable) & Other Current Receivables/(Payables)	(b	)	(182)	(412)	230

Working capital			2,837	915	1,922

(a)	Inventory is reported net of vehicles held for sale by Commercial Vehicles segment that have been bought back (under buy-back commitments) or returned following expiry of a lease agreement.
(b)	Other current payables, included under current taxes receivable/(payable) & other current receivables/(payables), are stated net of amounts due to customers in relation to vehicles sold under buy-back commitments, which consist of the repurchase amount payable at the end of the lease period, together with the value of any lease installments received in advance. The value at the beginning of the contract period, equivalent to the difference between the sale price and the repurchase amount, is recognized on a straight-line basis over the contract period.

At March 31, 2014, trade receivables, other receivables and receivables from financing activities falling due after that date and sold without recourse – and, therefore, eliminated from the statement of financial position pursuant to the derecognition requirements of IAS 39 – totaled $1,027 million ($1,091 million at December 31, 2013).

Working capital increased $1,896 million over the period on a comparable scope of operations and at constant exchange rates.

In the first quarter of 2014, CNH Industrial’s debt increased $1,362 million (increase of $1,281 million at constant currency basis) over $29,946 million at year end 2013, mainly reflecting an increase of $1,513 million in new bond issues, net of repayment of new medium/long-term bank financing, partially offset by a decrease of $151 million in asset-backed financing.

At March 31, 2014, CNH Industrial’s net debt was $25,363 million, an increase of $2,073 million compared with the $23,290 million recorded at the end of 2013. Excluding negative currency translation differences of approximately $48 million, that increase was mainly the result of cash absorption of $1,500 million by operating activities and of cash absorption of $526 million generated by increases in the loan portfolios of Financial Services, as well as capital expenditures during the period.

The following table details CNH Industrial’s net debt at March 31, 2014 and at December 31, 2013, and provides a reconciliation of this non-GAAP measure to debt, the most directly comparable measure included in CNH Industrial’s Consolidated Statement of Financial Position. Net debt is one of management’s primary measures for analyzing CNH Industrial’s debt and managing its liquidity, because CNH Industrial believes this measure illustrates how much indebtedness would remain if all of CNH Industrial’s available liquid resources were applied to the repayment of debt. In particular, for CNH Industrial, Net Industrial Debt (i.e., Net Debt of Industrial Activities) is the principal indicator of changes in financial structure and, as such, is one of the key targets used to measure Group performance.

CNH Industrial Group Liquidity and Capital Resources     13

	At March 31, 2014			At December 31, 2013
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Debt:	(31,308)	(13,003)	(24,471)	(29,946)	(12,088)	(25,380)
Asset-backed financing	(14,576)	(89)	(14,562)	(14,727)	(120)	(14,711)
Other debt	(16,732)	(12,914)	(9,909)	(15,219)	(11,968)	(10,669)
Intersegment financial receivables (1)	—	4,697	1,469	—	5,707	1,815

Debt, net of intersegment balances	(31,308)	(8,306)	(23,002)	(29,946)	(6,381)	(23,565)

Other financial assets (2)	199	189	12	261	254	10
Other financial liabilities (2)	(123)	(105)	(20)	(94)	(78)	(19)
Liquidity:
Current securities	—	—	—	—	—	—
Cash and cash equivalents	5,869	4,245	1,624	6,489	4,010	2,479

Net (Debt)/Cash	(25,363)	(3,977)	(21,386)	(23,290)	(2,195)	(21,095)

(1)	As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of consolidated Financial Services companies (included under intersegment financial receivables). Intersegment financial receivables for Financial Services companies, on the other hand, represent loans or advances to industrial companies – for receivables sold to Financial Services companies that do not meet the derecognition requirements of IAS 39 – as well as cash deposited temporarily with the central treasury.
(2)	Other financial liabilities and other financial assets include, respectively, the negative and positive fair values of derivative financial instruments.

At March 31, 2014, liquidity totaled $5,869 million (down $620 million over the $6,489 million at year-end 2013). At March 31, 2014, cash and cash equivalents included approximately $841 million ($922 million at December 31, 2013) of restricted cash the use of which is primarily limited to the repayment of the debt relating to securitizations classified as asset-backed financing.

Based on changes to the way Venezuela’s exchange rate mechanism operates, CNH Industrial has changed the bolivar fuerte (“Bs.F.”) rate used to re-measure its Venezuelan Commercial Vehicles business operations financial statements in U.S. dollars. Effective March 31, 2014, CNH Industrial started to use the exchange rate determined by U.S. dollar auctions conducted under Venezuela’s Complementary System of Foreign Currency Administration (SICAD I). From this date CNH Industrial is using an exchange rate of 10.7 Bs.F. to the U.S. dollar compared with the previously used Official Exchange Rate of 6.3 Bs.F. to the U.S. dollar. At March 31, 2014, CNH Industrial Venezuelan subsidiary had net monetary assets of $95 million at 10.7 Bs.F., including $79 million of cash and cash equivalents. As the SICAD I rate is based on periodic auctions, there may be significant changes to the exchange rate in future quarters, as well as other related developments in Venezuela, which may impact CNH Industrial consolidated financial statements.

Total available liquidity (including $2,261 million and $2,224 million in undrawn committed facilities at March 31, 2014 and year-end 2013, respectively) decreased $583 million to $8,130 million, mainly due to the anticipated seasonal increase in working capital, partially offset by a €1 billion bond ($1.4 billion equivalent) issued in March 2014 by CNH Industrial Finance Europe S.A., a wholly-owned subsidiary of CNH Industrial N.V. The notes were issued under the Global Medium Term Note Programme guaranteed by CNH Industrial N.V. at an annual fixed rate of 2.75% and are due March 2019.

CNH Industrial carried out term securitizations for a total amount of $1,023 million in the first quarter 2014. In the same period, CNH Industrial also established or renewed wholesale securitized credit facilities for a total commitment amount of $200 million.

CNH Industrial Group Liquidity and Capital Resources     14

CHANGE IN NET INDUSTRIAL DEBT

($ million)	1st Quarter 2014	1st Quarter 2013
Net Industrial (Debt)/Cash at beginning of the period	(2,195)	(2,166)

Profit/(loss) for the period	146	226
Amortization and depreciation (net of vehicles sold under buy-back commitments or leased out)	268	245
Change in provisions for risks and charges and similar	(16)	(152)
Change in working capital	(1,822)	(1,143)
Investments in property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments or leased out)	(295)	(325)
Change in consolidation scope and other changes	(48)	(30)

Net Industrial cash flow	(1,767)	(1,179)

Capital increases and dividends	1	—
Currency translation differences	(16)	96
Change in Net Industrial Debt	(1,782)	(1,083)

Net Industrial (Debt)/Cash at end of period	(3,977)	(3,249)

During the first quarter of 2014, Net Industrial Debt increased $1,782 million to $3,977 million.

Cash generated by operating activities before changes in working capital ($398 million) was offset by working capital absorption ($1,822 million) and investments in fixed assets ($295 million).

CHANGE IN NET DEBT FOR FINANCIAL SERVICES

Net debt for Financial Services at March 31, 2014 was $291 million higher than year-end 2013. That increase mainly reflects the increase in the lending portfolio ($168 million), dividends distributed of $90 million and negative currency translation differences ($32 million).

CNH Industrial Group Liquidity and Capital Resources     15

STATEMENT OF CASH FLOWS BY ACTIVITY

			1st Quarter 2014			1st Quarter 2013(1)
($ million)			Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD			6,489	4,010	2,479	6,084	3,890	2,194

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES DURING THE PERIOD:
Profit/(loss) for the period			146	146	86	226	226	57
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)			269	268	1	246	245	1
(Gains)/losses from disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items			13	(98)	25	22	(54)	19
Dividends received			55	145	—	44	44	—
Change in provisions			(73)	(66)	(7)	(139)	(137)	(2)
Change in deferred income taxes			23	(1)	24	9	6	3
Change in items due to buy-back commitments	(a	)	(2)	2	(4)	(12)	(13)	1
Change in operating lease items	(b	)	(35)	2	(37)	(44)	2	(46)
Change in working capital			(1,896)	(1,822)	(74)	(1,170)	(1,143)	(27)

TOTAL			(1,500)	(1,424)	14	(818)	(824)	6

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)			(305)	(295)	(10)	(325)	(325)	—
Consolidated subsidiaries and other equity investments			(5)	(5)	—	—	1	(1)
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)			2	2	—	—	—	—
Net change in receivables from financing activities			(153)	15	(168)	(538)	3	(541)
Change in current securities			—	—	—	4	—	4
Other changes			5	681	(676)	104	61	43

TOTAL			(456)	398	(854)	(755)	(260)	(495)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities			1,310	1,242	68	(32)	54	(86)
Capital Increase			4	4	—	—	—	—
Dividends paid			(3)	(3)	(90)	—	—	—

TOTAL			1,311	1,243	(22)	(32)	54	(86)

Translation exchange differences			25	18	7	(45)	(40)	(5)
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS			(620)	235	(855)	(1,650)	(1,070)	(580)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD			5,869	4,245	1,624	4,434	2,820	1,614

(1)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. For additional information, refer to the section “Significant accounting policies”, paragraph “Changes in presentation currency” in the Notes to the Interim Consolidated Financial Statements.
(a)	The cash flows generated by the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, are included under operating activities in a single line item, which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.
(b)	Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventory.

CNH Industrial Group Liquidity and Capital Resources     16

Consolidated

Operating activities absorbed $1,500 million in cash in the first quarter of 2014, compared to $818 million in the first quarter of 2013, deriving from the following elements:

•	$146 million in net income that CNH Industrial recorded in the first quarter of 2014;

•	plus $269 million in non-cash charges for depreciation and amortization (net of vehicles sold under buy-back commitments and operating leases);

•	plus $13 million in (gains)/losses on disposal and other non-cash items;

•	plus $55 million in dividends received and change in deferred income taxes of $23 million, minus changes in provisions of $73 million;

•	minus changes in operating lease items of $35 million, changes in items due to buy-back commitments of $2 million and a $1,896 million change in working capital.

Investment activities absorbed $456 million in cash in the first quarter of 2014, compared to $755 million in the first quarter of 2013, due to investments in tangible and intangible assets ($305 million) and from a net increase in receivables from financing activities ($153 million).

Financing activities generated $1,311 million in cash in the first quarter of 2014, compared to absorption of $32 million in the first quarter of 2013, arising from bond and medium-term debt issuance, net of repayments.

Industrial Activities

For the first quarter of 2014, Industrial Activities generated cash and cash equivalents totaling $235 million. Specifically:

•	Operating activities absorbed $1,424 million in cash. Net profit adjusted for amortization and depreciation, gains/losses on disposals and other non-cash items, changes in provisions, deferred taxes, items related to vehicles sold under buy-back commitments or leased out and dividends received generated cash for $398 million, largely offset by an increase in working capital of $1,822 million (on a comparable scope of operations and at constant exchange rates).

•	Investment activities generated a total of $398 million in cash, primarily related to changes in financial receivables from/debt payable to Financial Services (included under other changes), partially offset by investments in fixed assets and in subsidiaries and other equity investments ($300 million).

•	Financing activities generated cash of $1,243 million, essentially due to bond and medium-term debt issuance, net of repayments.

Financial Services

At March 31, 2014, cash and cash equivalents for Financial Services totaled $1,624 million, down $855 million over December 31, 2013. Changes in cash for Financial Services were attributable to:

•	Operating activities, which generated $14 million in cash, principally from income-related cash inflows.

•	Investment activities (including changes in financial receivables from/debt payable to Industrial Activities), which absorbed $854 million in cash, with a $676 million increase in the loan portfolio and changes in financial receivables/debt payables to Industrial Activities.

•	Financing activities, which absorbed a total of $22 million.

CNH Industrial Group Liquidity and Capital Resources     17

OTHER INFORMATION

GROUP EMPLOYEES

As of March 31, 2014, CNH Industrial had 71,089 employees, a decrease of 103 over the 71,192 figure at year-end 2013.

The change is mainly attributable to a decrease of fixed term workers for manufacturing activities in LATAM due mainly to the demand seasonality. This was partially offset by an increase in the change of scope of operations (about 100 employees) mainly for insourcing of Financial Services activities in LATAM, and Purchasing activities in LATAM and APAC. Other minor increases included net new hiring for brand/commercial organizations, R&D, and various functions in emerging countries.

SUBSEQUENT EVENTS

In April 2014, Commercial Vehicles announced it was temporarily suspending its manufacturing operations in Venezuela effective immediately, due to the continuing currency crisis which has caused difficulties for Venezuelan industry in the importation of key components and materials.

At the CNH Industrial N.V. Annual General Meeting (AGM) held on April 16, 2014, Shareholders approved the 2013 Annual Report (including the Company’s 2013 financial statements) and the distribution of a dividend of €0.20 per common share. The cash dividend was declared in euro and was paid on April 30, 2014 for a total amount of $375 million (€271 million). Shareholders who held common shares on the record date traded on the New York Stock Exchange received the dividend in U.S. dollars at the USD/EUR exchange rate reported by the European Central Bank on April 17, 2014 ($0.2771 per common share). Shareholders also re-elected all of the eleven members of the Board of Directors already in office on the date of the AGM. In addition, Shareholders approved the Company’s Equity Incentive Plan (“EIP”), an umbrella program defining the terms and conditions for any subsequent long term incentive program. The EIP allows grants of certain specific types of equity awards to any current or prospective executive director, officer or employee of, or service provider to, CNH Industrial. Finally, Shareholders granted the Board of Directors the authority to acquire up to a maximum of 10% of the Company’s issued common shares at the AGM date. Such authorization is an instrument available for the Board of Directors, but places no obligation on the Company to repurchase its own shares.

On April 28, 2014, the Company announced that it intends to enter into a new licensing agreement with Sumitomo (S.H.I.) Construction Machinery Co. Ltd., a wholly owned subsidiary of Sumitomo Heavy Industries, Ltd. Under this new technology license and component supply agreement, CNH Industrial will manufacture Sumitomo designed crawler excavators (models ranging from 13 to 35 tonnes) at designated plants within its manufacturing network. Start of production of the new localized models is planned for mid-2016. This agreement also extends the existing Global Product Supply Agreement between CNH Industrial and Sumitomo (S.H.I.) Construction Machinery for the sourcing of excavators manufactured in Sumitomo plants. Since 1992, Sumitomo has been a supplier to the CNH Industrial global distribution network of excavators ranging from 7 to 80 tonnes. This next step will further strengthen the partnership between the two companies.

CNH Industrial Group Other Information     18

INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

AND NOTES

At March 31, 2014

Interim Consolidated Financial Statements and Notes at March 31, 2014     19

CONSOLIDATED INCOME STATEMENT

($ million)	Note	1st Quarter 2014	1st Quarter 2013 (*)
Net revenues	(1)	7,644	7,658
Cost of sales	(2)	6,189	6,197
Selling, general and administrative costs	(3)	719	703
Research and development costs	(4)	208	201
Other income/(expenses)	(5)	(18)	(19)
TRADING PROFIT/(LOSS)		510	538
Gains/(losses) on the disposal of investments	(6)	—	—
Restructuring costs	(7)	30	10
Other unusual income/(expenses)	(8)	—	(41)
OPERATING PROFIT/(LOSS)		480	487
Financial income/(expenses)	(9)	(215)	(149)
Result from investments:	(10)	26	26
Share of the profit/(loss) of investees accounted for using the equity method		26	25
Other income/(expenses) from investments		—	1
PROFIT/(LOSS) BEFORE TAXES		291	364
Income taxes	(11)	145	138
PROFIT/(LOSS) FROM CONTINUING OPERATIONS		146	226
Profit/(loss) from discontinued operations		—	—
PROFIT/(LOSS) FOR THE PERIOD		146	226
PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent		145	182
Non-controlling interests		1	44

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(12)	0.11	0.15
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(12)	0.11	0.15

(*)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. Reference should be made to the section “Significant accounting policies”, paragraph “Change in presentation currency”, for further details.

Interim Consolidated Financial Statements and Notes at March 31, 2014     20

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

($ million)	Note	1st Quarter 2014	1st Quarter 2013 (*)
PROFIT/(LOSS) FOR THE PERIOD (A)		146	226
Other comprehensive income that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefits plans	(22)	—	—
Income tax relating to Other comprehensive income that will not be reclassified subsequently to profit or loss	(22)	—	—
Total Other comprehensive income that will not be reclassified subsequently to profit or loss, net of tax (B1)		—	—
Other comprehensive income that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedges	(22)	(61)	(34)
Gains/(losses) on fair value of available-for-sale financial assets	(22)	—	—
Gains/(losses) on exchange differences on translating foreign operations	(22)	59	32
Share of other comprehensive income of entities consolidated by using the equity method	(22)	(4)	10
Income tax relating to components of Other comprehensive income that may be reclassified subsequently to profit or loss	(22)	20	11
Total Other comprehensive income that may be reclassified subsequently to profit or loss, net of tax (B2)		14	19
TOTAL OTHER COMPREHENSIVE INCOME, NET OF TAX (B) = (B1) + (B2)		14	19
TOTAL COMPREHENSIVE INCOME (A)+(B)		160	245
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the parent		159	212
Non-controlling interests		1	33

(*)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. Reference should be made to the section “Significant accounting policies”, paragraph “Change in presentation currency”, for further details.

Interim Consolidated Financial Statements and Notes at March 31, 2014     21

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

($ million)	Note	At March 31, 2014	At December 31, 2013 (*)
ASSETS
Intangible assets	(13)	6,089	6,046
Property, plant and equipment	(14)	7,028	6,967
Investments and other financial assets:	(15)	731	758
Investments accounted for using the equity method		646	674
Other investments and financial assets		85	84
Leased assets	(16)	1,104	1,059
Defined benefit plan assets		43	44
Deferred tax assets	(11)	1,718	1,672

Total Non-current assets		16,713	16,546

Inventories	(17)	8,670	7,536
Trade receivables	(18)	1,345	1,362
Receivables from financing activities	(18)	22,148	21,986
Current tax receivables	(18)	322	348
Other current assets	(18)	1,998	1,900
Current financial assets:		199	261
Current securities		—	—
Other financial assets	(19)	199	261
Cash and cash equivalents	(20)	5,869	6,489

Total Current assets		40,551	39,882

Assets held for sale	(21)	29	34

TOTAL ASSETS		57,293	56,462

(*)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. Reference should be made to the section “Significant accounting policies”, paragraph “Change in presentation currency”, for further details.

Interim Consolidated Financial Statements and Notes at March 31, 2014     22

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(CONTINUED)

($ million)	Note	At March 31, 2014	At December 31, 2013 (*)
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent		7,758	7,591
Non-controlling interests		69	71

Total Equity	(22)	7,827	7,662

Provisions:		6,452	6,528
Employee benefits	(23)	2,604	2,713
Other provisions	(23)	3,848	3,815
Debt:	(24)	31,308	29,946
Asset-backed financing	(24)	14,576	14,727
Other debt	(24)	16,732	15,219
Other financial liabilities	(19)	123	94
Trade payables	(25)	6,812	7,369
Current tax payables		215	418
Deferred tax liabilities	(11)	340	302
Other current liabilities	(26)	4,216	4,143
Liabilities held for sale		—	—

Total Liabilities		49,466	48,800

TOTAL EQUITY AND LIABILITIES		57,293	56,462

(*)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. Reference should be made to the section “Significant accounting policies”, paragraph “Change in presentation currency”, for further details.

Interim Consolidated Financial Statements and Notes at March 31, 2014     23

CONSOLIDATED STATEMENT OF CASH FLOWS

($ million)	Note		1st Quarter 2014	1st Quarter 2013 (*)
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	(20)		6,489	6,084

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES DURING THE PERIOD:
Profit/(loss) for the period			146	226
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)			269	246
(Gains)/losses from disposal of non-current assets (net of vehicles sold under buy-back commitments)			1	—
Other non-cash items			12	22
Dividends received			55	44
Change in provisions			(73)	(139)
Change in deferred income taxes			23	9
Change in items due to buy-back commitments	(a	)	(2)	(12)
Change in operating lease items	(b	)	(35)	(44)
Change in working capital			(1,896)	(1,170)

TOTAL			(1,500)	(818)

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)			(305)	(325)
Consolidated subsidiaries and other equity investments			(5)	—
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)			2	—
Net change in receivables from financing activities			(153)	(538)
Change in current securities			—	4
Other changes			5	104

TOTAL			(456)	(755)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued			1,370	—
Issuance of other medium-term borrowings			824	1,044
Repayment of other medium-term borrowings			(391)	(780)
Net change in other financial payables and other financial assets/liabilities			(493)	(296)
Capital increase			4	—
Dividends paid			(3)	—

TOTAL			1,311	(32)

Translation exchange differences			25	(45)

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS			(620)	(1,650)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	(20)		5,869	4,434

(*)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. Reference should be made to the section “Significant accounting policies”, paragraph “Change in presentation currency”, for further details.
(a)	The cash flows generated by the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, are included under operating activities in a single line item, which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.
(b)	Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventory.

Interim Consolidated Financial Statements and Notes at March 31, 2014     24

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

($ million)	Share capital	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2012 (*)	2,565	581	3,131	(42)	111	—	(247)	8	986	7,093

Changes in equity for the first quarter of 2013 (*)
Purchase and sale of ownership interests in subsidiaries from/to non-controlling interests	—	(31)	—	—	—	—	1	—	41	11
Increase/(decrease) in the Reserve for share-based payments	—	—	3	—	—	—	—	—	—	3
Total comprehensive income for the period	—	—	182	(21)	41	—	—	10	33	245
Other changes	—	—	13	—	—	—	—	—	5	18

AT MARCH 31, 2013 (*)	2,565	550	3,329	(63)	152	—	(246)	18	1,065	7,370

($ million)	Share capital	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total
AT DECEMBER 31, 2013 (*)	25	3,114	5,005	55	(379)	—	(207)	(22)	71	7,662

Changes in equity for the first quarter of 2014
Capital increase	—	4	—	—	—	—	—	—	—	4
Dividends distributed	—	—	—	—	—	—	—	—	(3)	(3)
Increase/(decrease) in the Reserve for share-based payments	—	5	—	—	—	—	—	—	—	5
Total comprehensive income for the period	—	—	145	(41)	59	—	—	(4)	1	160
Other changes	—	—	(1)	—	—	—	—	—	—	(1)

AT MARCH 31, 2014	25	3,123	5,149	14	(320)	—	(207)	(26)	69	7,827

(*)	Amounts recast in order to reflect the change in presentation currency from euro to U.S. dollar. Reference should be made to the section “Significant accounting policies”, paragraph “Change in presentation currency”, for further details.

Interim Consolidated Financial Statements and Notes at March 31, 2014     25

NOTES

FOREWORD

CNH Industrial N.V. (“the Company”) is the company formed by the business combination transaction completed on September 29, 2013 (the “Merger” or the “Transaction”) between Fiat Industrial S.p.A. and its subsidiary CNH Global N.V. The Company is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its corporate office in Basildon, United Kingdom.

This quarterly report relates to the Company and its consolidated subsidiaries (“CNH Industrial” or “CNH Industrial Group” or the “Group”) after the Transaction. Because the Merger represents a “business combination involving entities or businesses under common control” it is outside the scope of application of IFRS 3 – Business Combinations. As such, financial information for the first quarter of 2013, included for comparative purposes, are stated at the carrying amounts reported in the consolidated financial statements of Fiat Industrial S.p.A. prior to the Merger. The main accounting effect of the Transaction has been the attribution to owners of the parent company of the previous non-controlling interests in CNH Global N.V. since the closing date.

Beginning with the filing with the U.S. Securities and Exchange Commission (“SEC”) of its annual report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”), CNH Industrial reports quarterly and annual financial results both under U.S. GAAP for SEC reporting purposes and under IFRS for European listing purposes and Dutch law requirements. Financial statements under both sets of accounting principles use U.S. dollar as the reporting currency. Prior period results, prepared in euro, have been consistently recast. The reconciliation from IFRS figures to U.S. GAAP is presented, on a voluntary basis, in Note 33 “IFRS to U.S. GAAP reconciliation”.

In addition, CNH Industrial has expanded its reportable segments from three (Agricultural and Construction Equipment inclusive of its financial services activities, Trucks and Commercial Vehicles inclusive of its financial services activities, and Powertrain) to five (Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial Services). Prior period results have been consistently recast.

For additional information on the adoption of U.S. dollar as the reporting currency and on the change in the reportable segments refer to the following section, paragraphs “Change in presentation currency” and “Change in reportable segments”.

SIGNIFICANT ACCOUNTING POLICIES

Accounting policies

This quarterly report has been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). This quarterly report has also been prepared in accordance with the IFRSs adopted by the European Union. The designation “IFRS” also includes all valid International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee, formerly the Standing Interpretations Committee (“SIC”) and then the International Financial Reporting Interpretations Committee (“IFRIC”).

In particular, this quarterly report has been prepared in accordance with IAS 34 - Interim Financial Reporting applying the same accounting standards and policies used in the preparation of the CNH Industrial Consolidated Financial Statements at December 31, 2013, other than those discussed in the following paragraph “Accounting standards, amendments and interpretations adopted from January 1, 2014”. This quarterly report does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the CNH Industrial Consolidated Financial Statements at December 31, 2013 included in the Annual Report prepared under IFRS for European listing purposes and Dutch law requirements (in the following, the “CNH Industrial Consolidated Financial Statements at December 31, 2013 “ or the “EU Annual Report”).

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the CNH Industrial Consolidated Financial Statements at December 31, 2013 for a detailed description of the more significant valuation procedures used by CNH Industrial.

Interim Consolidated Financial Statements and Notes at March 31, 2014     26

Moreover, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. At the date of this quarterly report, however, there were no indicators of impairment requiring immediate consideration to be made as to the existence of any impairment losses. Similarly, the recoverability of deferred tax assets is usually assessed annually using figures from budget and plans for subsequent years consistent with those used for impairment testing.

The actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual financial statements.

Income taxes are recognized based upon the best estimate of the actual income tax rate expected for the full financial year.

CNH Industrial is exposed to operational financial risks: credit risk, liquidity risk and market risk, relating mainly to exchange rates and interest rates. This quarterly report does not include all the information and notes about financial risk management required in the preparation of annual financial statements. For a detailed description of this information reference should be made to the “Risk management” section and Note 33 “Information on financial risks” of CNH Industrial Consolidated Financial Statements at December 31, 2013.

Change in presentation currency

This quarterly report is presented in U.S. dollars, except otherwise indicated.

In order to improve comparability with its main peers, CNH Industrial changed its presentation currency from euro to U.S. dollar for all financial reporting publications subsequent to its Annual report at December 31, 2013 prepared in accordance with IFRS.

Under IFRS, a change in the presentation currency is a change in accounting policy that, in accordance with IAS 8 - Accounting Policies, Changes in Accounting Estimates, is accounted for retrospectively as if the new presentation currency had always been the presentation currency.

As a consequence, comparative figures included in this quarterly report, previously reported in euros, have been recast into U.S. dollars as follows:

•	assets and liabilities denominated in non-U.S. dollar currencies were translated into U.S. dollars at the closing rates of exchange on the relevant balance sheet date, as detailed in Note 31 “Translation of financial statements denominated in a currency other than the U.S. dollar”;

•	income and expenses denominated in non-U.S. dollar currencies were translated at the average rates of exchange for the relevant period, as detailed in Note 31;

•	cumulative hedging and translation reserves had been set to nil at January 1, 2004, the date of transition to IFRS by CNH Industrial, and these reserves have been recast on the basis that CNH Industrial reported in U.S. dollars since that date. Share capital, share premium and the other reserves were translated at the historic rates and subsequent rates on the date of each transaction.

Change in reportable segments

Until December 31, 2013, CNH Industrial presented its consolidated financial statements, prepared in accordance with IFRS, including three reportable segments: (i) Agricultural and Construction Equipment inclusive of its financial services activities, (ii) Trucks and Commercial Vehicles inclusive of its financial services activities, and (iii) Powertrain.

In order to enhance its reporting following the Merger between Fiat Industrial S.p.A. and CNH Global N.V., CNH Industrial has realigned its reportable segments reflecting the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment; (ii) Construction Equipment, which designs, produces and sells construction equipment; (iii) Commercial Vehicles, which designs, produces and sells trucks, commercial vehicles, buses and special use vehicles; (iv) Powertrain, which designs, manufactures and offers a range of propulsion and transmission systems for on- and off-road applications, as well as engines for marine application and power generation; and (v) Financial Services, which offers a range of financial services to dealers and customers.

CNH Industrial worldwide agricultural equipment, construction equipment, commercial vehicles and powertrain operations are collectively referred to as “Industrial Activities”.

The segment information presented for the quarter ended March 31, 2014 reflects the five reportable segments above described. Segment information presented for comparative purposes has been recast, as required by IFRS 8 – Operating Segments, to conform to the current year’s presentation. For further information, refer to Note 28 “Segment information”.

Interim Consolidated Financial Statements and Notes at March 31, 2014     27

Re-measurement of Venezuelan assets

Based on changes to the way Venezuela’s exchange rate mechanism operates, CNH Industrial changed the bolivar fuerte (“Bs.F.”) rate used to re-measure its Venezuelan Commercial Vehicles business operations financial statements in U.S. dollars. Effective March 31, 2014, CNH Industrial started to use the exchange rate determined by U.S. dollar auctions conducted under Venezuela’s Complementary System of Foreign Currency Administration (SICAD I). From this date CNH Industrial is using an exchange rate of 10.7 Bs.F. to the U.S. dollar compared with the previously used Official Exchange Rate of 6.3 Bs.F. to the U.S. dollar. As a result, CNH Industrial recorded a pre-tax re-measurement charge of $64 million in the first quarter of 2014. At March 31, 2014, CNH Industrial Venezuelan subsidiary had net monetary assets of $95 million at 10.7 Bs.F., including $79 million of cash and cash equivalents. As the SICAD I rate is based on periodic auctions, there may be significant changes to the exchange rate in future quarters, as well as other related developments in Venezuela, which may impact CNH Industrial’s consolidated financial statements.

The operating environment in Venezuela continues to be challenging, reflecting economic uncertainty and CNH Industrial limited ability to convert Bs.F. to U.S. dollars. Various restrictions on CNH Industrial ability to manage its operations, including restrictions on the distribution of foreign exchange by the authorities, have affected CNH Industrial Venezuelan operation’s ability to pay obligations denominated in U.S. dollars, thereby restricting CNH Industrial ability to benefit from its investment in this operation.

Additionally, in April 2014, Commercial Vehicles announced it was temporarily suspending its manufacturing operations in Venezuela, effective immediately, due to the continuing currency crisis which has caused difficulties for Venezuelan industry in the importation of key components and materials.

Accounting standards, amendments and interpretations adopted from January 1, 2014

On December 16, 2011, the IASB issued certain amendments to IAS 32 – Financial Instruments: Presentation, to clarify the application of certain offsetting criteria for financial assets and financial liabilities in IAS 32. CNH Industrial retrospectively applied these amendments from January 1, 2014. The application of these amendments did not have any significant effect on this quarterly report.

On May 29, 2013, the IASB issued amendments to IAS 36 – Impairment of Assets, entitled Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36), addressing the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less cost of disposal. The Group retrospectively applied these amendments from January 1, 2014 excluding periods and comparative periods, in which IFRS 13 – Fair Value Measurement, was not applied. The application of these amendments did not have any effect on this quarterly report.

On June 27, 2013, the IASB issued amendments to IAS 39 – Financial Instruments: Recognition and Measurement, entitled Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39), that allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulation, if specific conditions are met. Similar relief will be included in IFRS 9 – Financial Instruments. CNH Industrial retrospectively applied these amendments from January 1, 2014. The application of these amendments did not have any significant effect on this quarterly report.

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group

On November 12, 2009, the IASB issued a new standard IFRS 9 – Financial Instruments that was subsequently amended. The standard represents the completion of the first part of a project to replace IAS 39 and introduces new requirements for the classification and measurement of financial assets and financial liabilities. The new standard uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. The most significant effect of the standard regarding the classification and measurement of financial liabilities relates to the accounting for changes in fair value attributable to changes in the credit risk of financial liabilities designated as at fair value through profit or loss. Under the new standard these changes are recognized in other comprehensive income and are not subsequently reclassified to profit or loss. The mandatory adoption of this standard, originally set on January 1, 2015, has not yet been decided by IASB. At the date of this quarterly report, the European Union has not yet completed its endorsement process for this standard.

On May 20, 2013, the IASB issued IFRIC Interpretation 21: Levies, an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, on the accounting for levies imposed by governments other than income taxes. The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy and includes guidance illustrating how it should be applied. The interpretation is effective retrospectively for annual periods beginning on or after January 1, 2014. However, at the date of this quarterly report, the European Union has not yet completed its endorsement process for this interpretation. The application of this interpretation has no effects on CNH Industrial consolidated financial statements.

Interim Consolidated Financial Statements and Notes at March 31, 2014     28

On November 21, 2013, the IASB issued an amendment to IAS 19 – Employee Benefits, entitled Defined Benefit Plans: Employee Contributions (Amendments to IAS 19). The amendment applies to contributions from employees or third parties to defined benefit plans, in order to simplify the accounting for contributions that are independent of the number of years of employee service (for example, employee contributions that are calculated according to a fixed percentage of salary). The amendment is effective, retrospectively, from July 1, 2014 with earlier application permitted. At the date of this quarterly report, the European Union has not yet completed its endorsement process for this amendment.

On December 12, 2013, the IASB issued the Annual Improvements to IFRSs 2010–2012 Cycle and Annual Improvements to IFRSs 2011– 2013 Cycle. The most important topics addressed in these amendments are, among others, the definition of vesting conditions in IFRS 2 – Share based payment, the aggregation of operating segments in IFRS 8 – Operating Segments, the definition of key management personnel in IAS 24 – Related Party disclosures, the extension of the exclusion from the scope of IFRS 3 – Business Combinations to all types of joint arrangements (as defined in IFRS 11 – Joint arrangements) and clarifications about the application of certain exceptions in IFRS 13 – Fair value Measurement. These amendments are effective for annual periods beginning on or after July 1, 2014, with early application permitted. At the date of this quarterly report, the European Union has not yet completed its endorsement process for these amendments.

On May 6, 2014 the IASB issued amendments to IFRS 11 – Joint arrangements: Accounting for acquisitions of interests in joint operations, adding a new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. These amendments are effective, retrospectively, for annual periods beginning on or after January 1, 2016 with earlier application permitted. At the date of this quarterly report, the European Union has not yet completed its endorsement process for these amendments.

On May 12, 2014, the IASB issued an amendment to IAS 16 – Property, Plant and Equipment and to IAS 38 – Intangible Assets. The IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate and also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. These amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. At the date of this quarterly report, the European Union has not yet completed its endorsement process for these amendments.

SCOPE OF CONSOLIDATION

There have been no significant changes in the scope of consolidation during the first quarter of 2014.

OTHER INFORMATION

Other sections of this quarterly report provide information on significant events occurred since the end of the quarter.

Interim Consolidated Financial Statements and Notes at March 31, 2014     29

COMPOSITION AND PRINCIPAL CHANGES

1. Net revenues

An analysis of Net revenues (net of intra-Group transactions) by operating segment is as follows:

($ million)	1st Quarter 2014	1st Quarter 2013
Industrial Activities:
Agricultural Equipment	3,706	3,944
Construction Equipment	774	754
Commercial Vehicles	2,336	2,302
Powertrain	447	302
Total Industrial Activities	7,263	7,302
Financial Services	381	356

Total Net revenues	7,644	7,658

2. Cost of sales

Cost of sales comprises the following:

($ million)	1st Quarter 2014	1st Quarter 2013
Interest cost and other financial charges of financial services companies	185	169
Other costs of sales	6,004	6,028

Total Cost of sales	6,189	6,197

3. Selling, general and administrative costs

Selling costs were $327 million in the first quarter of 2014 ($334 million in the first quarter of 2013) and comprise mainly marketing, advertising and sales personnel costs.

General and administrative costs were $392 million in the first quarter of 2014 ($369 million in the first quarter of 2013) and comprise mainly expenses for administration which are not attributable to sales, production and research and development functions.

4. Research and development costs

In the first quarter of 2014, research and development costs of $208 million ($201 million in the first quarter of 2013) comprise all research and development costs not recognized as assets amounting to $115 million ($126 million in the first quarter of 2013), and the amortization of capitalized development costs of $93 million ($75 million in the first quarter of 2013). During the period CNH Industrial incurred new expenditure for capitalized development costs of $153 million ($138 million in the first quarter of 2013).

5. Other income/(expenses)

This item amounts to expenses of $18 million in the first quarter of 2014 (expenses of $19 million in the first quarter of 2013) and consists of trading income which is not attributable to the typical sales and services operations of CNH Industrial, net of miscellaneous operating costs not attributable to specific functional areas, such as post-employment benefits for retired former employees, indirect taxes and duties, and accruals to miscellaneous provisions.

Interim Consolidated Financial Statements and Notes at March 31, 2014     30

6. Gains/(losses) on the disposal of investments

Gains/(losses) on the disposal of investments amount to zero in the first quarter of 2014 and 2013.

7. Restructuring costs

Restructuring costs for the first quarter of 2014 amounted to $30 million, mainly relating to Construction Equipment (restructuring costs of $10 million in the first quarter of 2013, mainly relating to Commercial Vehicles).

8. Other unusual income/(expenses)

In the first quarter of 2014 this item amounts to zero. In the first quarter of 2013 this item amounted to expenses of $41 million related to the dissolution of the Financial Services joint venture with Barclays.

9. Financial income/(expenses)

In addition to the items forming part of the specific lines of the income statement, the following analysis of Net financial income/(expenses) also takes into account the income from financial services companies included in Net revenues for $250 million in the first quarter of 2014 ($246 million in the first quarter of 2013) and the costs incurred by financial services companies included in Interest cost and other financial charges from financial services companies included in Cost of sales for $185 million in the first quarter of 2014 ($169 million in the first quarter of 2013). Reconciliation to the income statement is provided at the foot of each column of the following table.

($ million)	1st Quarter 2014	1st Quarter 2013
Financial income:
Interest earned and other financial income	14	12
Interest income from customers and other financial income of financial services companies	250	246

Total financial income	264	258

of which:
Financial income, excluding financial services companies (a)	14	12
Interest and other financial expenses:
Interest expense and other financial expenses	304	269
Write-downs of financial assets	31	20
Interest costs on employee benefits	20	21

Total interest and other financial expenses	355	310

Net (income)/expenses from derivative financial instruments and exchange differences	59	20

Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	414	330

of which:
Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding financial services companies (b)	229	161

Net financial income/(expenses) excluding financial services companies (a) - (b)	(215)	(149)

Net financial expenses for the first quarter of 2014, excluding those of the financial services companies, amounted to $215 million ($149 million in the first quarter of 2013) and included a pre-tax charge of $64 million due to the re-measurement of Venezuelan assets denominated in Bolivares following the changes in Venezuela’s exchange rate mechanism.

10. Result from investments

The item includes CNH Industrial interest in the net income or loss of the companies accounted for using the equity method for an amount equal to an income of $26 million ($25 million in the first quarter of 2013); the item additionally includes the write-downs connected with the impairment loss of financial assets and any reversal, accruals to provisions against investments and dividend income.

Interim Consolidated Financial Statements and Notes at March 31, 2014     31

The Result from investments in the first quarter of 2014 is a gain amounting to $26 million (a gain of $26 million in the first quarter of 2013) and mainly consists of (amounts in $ million): entities of Agricultural Equipment totaling 17 (17 in the first quarter of 2013), entities of Commercial Vehicles totaling 5 (6 in the first quarter of 2013), and entities of Financial Services totaling 4 (3 in the first quarter of 2013).

11. Income taxes

Income taxes recognized in the consolidated income statement consist of the following:

($ million)	1st Quarter 2014	1st Quarter 2013
Current taxes	135	138
Deferred taxes	9	—
Taxes relating to prior periods	1	—

Total Income taxes	145	138

The effective tax rate for the quarter was 49.8% (effective tax rate of 37.9% in the first quarter of 2013). The significant increase is mainly due to the exceptional charge relating to Venezuela, for which no corresponding tax impact can be recorded. Excluding this item, the effective tax rate was 40.8%.

Net deferred tax assets at March 31, 2014 consist of deferred tax assets, net of deferred tax liabilities that have been offset where permissible by the individual companies. The net balance of Deferred tax assets and Deferred tax liabilities may be analyzed as follows:

($ million)	At March 31, 2014	At December 31, 2013
Deferred tax assets	1,718	1,672
Deferred tax liabilities	(340)	(302)

Total	1,378	1,370

12. Earnings per share

The basic earnings per share for the first quarter of 2014 and for the first quarter of 2013 is determined by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period.

For the first quarter of 2013, the weighted average number of common shares outstanding during the period refers to the ordinary shares of the former Fiat Industrial S.p.A. outstanding during that period.

Special voting shares are not included in the earnings per share calculation as they are not eligible for dividends and have only limited economic rights. For more detailed information on the composition of share capital, refer to Note 22 “Equity”.

The following table sets out the Profit/(loss) for the period attributable to the owners of the parent and the weighted average number of common shares outstanding used to calculate basic earnings per share for the first quarter 2014 and 2013:

		1st Quarter 2014	1st Quarter 2013
Profit/(loss) for the period attributable to the owners of the parent	$ million	145	182
Weighted average number of common shares outstanding during the period – basic	thousand	1,352,570	1,222,560
Basic earnings per common share	$	0.11	0.15

In connection with the Merger, CNH Industrial N.V. assumed the sponsorship of the share-based payment awards issued on Fiat Industrial S.p.A. shares and on CNH Global N.V. shares. The diluted earnings per share for the first quarter of 2014 has been determined by increasing the weighted average number of common shares outstanding to take into consideration the theoretical effect that would arise if the share-based payments awards on CNH Industrial N.V. shares have been exercised. Before the Transaction, Fiat Industrial S.p.A. did not have any equity instruments with potential dilutive effect.

Interim Consolidated Financial Statements and Notes at March 31, 2014     32

The following tables sets out for the first quarter of 2014 and the first quarter of 2013 the Profit/(loss) for the period attributable to the owners of the parent and the weighted average number of common shares outstanding during the period used in the calculation of diluted earnings per share:

		1st Quarter 2014	1st Quarter 2013
Profit/(loss) for the period attributable to the owners of the parent	$ million	145	182
Weighted average number of common shares outstanding during the period – diluted	thousand	1,356,989	1,222,560
Diluted earnings per common share	$	0.11	0.15

13. Intangible assets

($ million)	Net of amortization at December 31, 2013	Additions	Amortization	Foreign exchange effects and other changes	Net of amortization at March 31, 2014
Goodwill	2,514	—	—	(4)	2,510
Development costs	2,862	153	(93)	3	2,925
Other	670	13	(27)	(2)	654

Total Intangible assets	6,046	166	(120)	(3)	6,089

Goodwill consists of net goodwill mainly resulting from the purchase of the Case group. Total Goodwill is allocated to each segement as follows: Agricultural Equipment for $1,707 million, Construction Equipment for $587 million, Commercial Vehicles for $72 million, Powertrain for $6 million and Financial Services for $138 million.

14. Property, plant and equipment

($ million)	Net of depreciation at December 31, 2013	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Net of depreciation at March 31, 2014
Property, plant and equipment	4,967	139	(149)	16	18	4,991
Assets sold with a buy-back commitment	2,000	162	(61)	—	(64)	2,037

Total Property plant and equipment	6,967	301	(210)	16	(46)	7,028

Additions of $301 million in the first quarter of 2014 mainly refer to Agricultural Equipment, Construction Equipment and Commercial Vehicles.

Interim Consolidated Financial Statements and Notes at March 31, 2014     33

15. Investments and other financial assets

($ million)	At March 31, 2014	At December 31, 2013
Investments	652	681
Non-current financial receivables	78	76
Other securities	1	1

Total Investments and other financial assets	731	758

Changes in Investments are as follows:

($ million)	At December 31, 2013	Revaluations/ (Write- downs)	Acquisitions and capitalizations	Other changes	At March 31, 2014
Investments	681	26	5	(60)	652

At March 31, 2014 the item Investments totals $652 million ($681 million at December 31, 2013) and includes, amongst others, the following investments ($ million): Naveco (Nanjing Iveco Motor Co.) Ltd. $234 ($237 at December 31, 2013), Turk Traktor Ve Ziraat Makineleri A.S. $84 ($126 at December 31, 2013) and CNH Industrial Capital Europe S.a.S. $112 ($108 at December 31, 2013).

Other changes consisting of a net decrease of $60 million mainly due to dividends of $55 million distributed by companies accounted for using the equity method, and to foreign exchange losses of $4 million.

Revaluations and write-downs consist of adjustments for the result for the period to the carrying value of investments accounted for under the equity method. Write-downs also include any loss in value in investments accounted for under the cost method.

16. Leased assets

($ million)	Net of depreciation at December 31, 2013	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Net of depreciation at March 31, 2014
Leased assets	1,059	155	(36)	(8)	(66)	1,104

17. Inventories

($ million)	At March 31, 2014	At December 31, 2013
Raw materials, supplies and finished goods	8,642	7,509
Gross amount due from customers for contract works	28	27

Total Inventories	8,670	7,536

Inventories at March 31, 2014 include assets which are no longer subject to operating lease arrangements or buy-back commitments and are held for sale for a total amount of $184 million ($202 million at December 31, 2013). Excluding these amounts, Inventories rose by $1,152 million during the first quarter of 2014.

Interim Consolidated Financial Statements and Notes at March 31, 2014     34

18. Current receivables and Other current assets

($ million)	At March 31, 2014	At December 31, 2013
Trade receivables	1,345	1,362
Receivables from financing activities	22,148	21,986
Current tax receivables	322	348
Other current assets:
Other current receivables	1,802	1,674
Accrued income and prepaid expenses	196	226
Total other current assets	1,998	1,900

Total Current receivables and Other current assets	25,813	25,596

Other current receivables include amounts due from the tax authorities, security deposits and miscellaneous receivables.

Receivables from financing activities include the following:

($ million)	At March 31, 2014	At December 31, 2013
Retail financing	11,061	11,202
Dealer financing	9,525	9,113
Finance leases	1,421	1,535
Other	141	136

Total Receivables from financing activities	22,148	21,986

Receivables from financing activities increased by $162 million during the period. Excluding translation exchange gains of $39 million arising mainly from trends in U.S. dollar/Brazilian real and U.S. dollar/Australian dollar rates, partially offset by U.S. dollar/Canadian dollar translation effects, this item increased by $123 million, mainly as the result of an increase in the wholesale portfolio.

Sales of receivables

CNH Industrial has discounted receivables and bills without recourse having due dates beyond March 31, 2014 amounting to $1,027 million ($1,091 million at December 31, 2013, with due dates beyond that date), which refer to trade receivables and other receivables for $992 million ($1,043 million at December 31, 2013) and receivables from financing activities for $35 million ($48 million at December 31, 2013).

19. Other financial assets and Other financial liabilities

These items include, respectively, the positive and negative measurement at fair value of derivative financial instruments at March 31, 2014.

In particular, the overall change in other financial assets (from $261 million at December 31, 2013 to $199 million at March 31, 2014), and in other financial liabilities (from $94 million at December 31, 2013 to $123 million at March 31, 2014), is mainly due to the changes in exchange rates and interest rates over the period.

As this item consists principally of hedging instruments, the change in their value is compensated by the change in the value of the hedged item.

20. Cash and cash equivalents

Cash and cash equivalents include cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

At March 31, 2014, this item includes approximately $841 million ($922 million at December 31, 2013) of restricted cash whose use is primarily limited to the repayment of the debt relating to securitizations classified as Asset-backed financing.

This item also includes at March 31, 2014, $79 million of cash and cash equivalents held by CNH Industrial Venezuelan subsidiary.

Interim Consolidated Financial Statements and Notes at March 31, 2014     35

21. Assets held for sale

Assets held for sale at March 31, 2014 and at December 31, 2013 consist of buildings and factories mainly attributable to Financial Services and Agricultural Equipment.

22. Equity

Total Equity at March 31, 2014 increased by $165 million over December 31, 2013, mainly due to the profit for the period of $146 million.

Share capital

Share capital, fully paid-in, amounts to €18 million (equivalent to $25 million) at March 31, 2014 and consists of 1,353,050,526 common shares and 474,474,276 special voting shares, of which 31,251,183 were acquired by the Company following the de-registration of the corresponding amount of qualifying common shares from the Loyalty Register, all with a par value of €0.01 each.

The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any economic rights additional to the ones pertaining to the common shares.

For more complete information on the share capital of CNH Industrial N.V., reference should be made to Note 24 of the CNH Industrial Consolidated Financial Statements at December 31, 2013.

Treasury shares

At the Annual General Meeting (the “AGM”) held on April 16, 2014 Shareholders granted the Board of Directors (the “Board”) the authority to acquire up to a maximum of 10% of the Company’s issued common shares at the same date. The authorization is an instrument available to the Board, but places no obligation on the Company to repurchase its own shares. Under the authorization, which is valid for a period of 18 months from the date of the AGM and therefore up to and including October 15, 2015, the Board may acquire the Company’s common shares in accordance with applicable regulations at a price not exceeding 10% of the market price of such common shares on the New York Stock Exchange (NYSE) and/or the Mercato Telematico Azionario (MTA), the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official Price List of the selected stock exchange.

At the date of this quarterly report, CNH Industrial N.V. does not own directly or indirectly treasury common shares. As above discussed with reference to Share capital, the Company owns 31,251,183 special voting shares acquired following the de-registration of the corresponding amount of qualifying common shares from the Loyalty Register.

Capital reserves

At March 31, 2014 capital reserves amounting to $3,123 million ($3,114 million at December 31, 2013) include the effect of the Merger.

Earnings reserves

Earnings reserves, amounting to $5,149 million at March 31, 2014 ($5,005 million at December 31, 2013) consist mainly of retained earnings and profits attributable to the owners of the parent.

For completeness of information, on February 27, 2014, the Board of Directors of CNH Industrial N.V. recommended to the Company’s Shareholders that the Company declare a dividend of €0.20 per common share. The proposal was approved by the Company’s Shareholders at the AGM. The cash dividend was declared in euro and has been paid on April 30, 2014 for a total amount of $375 million (€271 million). Shareholders who held common shares on the record date traded on the New York Stock Exchange received the dividend in U.S. dollars at the USD/EUR exchange rate reported by the European Central Bank on April 17, 2014 ($0.2771 per common share).

Interim Consolidated Financial Statements and Notes at March 31, 2014     36

Other comprehensive income

The amount of Other comprehensive income can be analyzed as follows:

($ million)	1st Quarter 2014	1st Quarter 2013
Other comprehensive income that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	—	—

Total Other comprehensive income that will not be reclassified subsequently to profit or loss (A)	—	—

Other comprehensive income that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments arising during the period	(37)	(51)
Gains/(losses) on cash flow hedging instruments reclassified to profit or loss	(24)	17
Gains/(losses) on cash flow hedging instruments	(61)	(34)
Gains/(losses) on the remeasurement of available-for-sale financial assets arising during the period	—	—
Gains/(losses) on the remeasurement of available-for-sale financial assets reclassified to profit or loss	—	—
Gains/(losses) on the remeasurement of available-for-sale financial assets	—	—
Exchange gains/(losses) on translating foreign operations arising during the period	59	32
Exchange gains/(losses) on translating foreign operations reclassified to profit or loss	—	—
Exchange gains/(losses) on translating foreign operations	59	32
Share of Other comprehensive income of entities accounted for using the equity method arising during the period	(4)	10
Reclassification adjustment for the share of Other comprehensive income of entities accounted for using the equity method	—	—
Share of Other comprehensive income of entities accounted for using the equity method	(4)	10

Total Other comprehensive income that may be reclassified subsequently to profit or loss (B)	(6)	8

Tax effect of the other components of Other comprehensive income (C)	20	11

Total Other comprehensive income, net of tax (A) + (B) + (C)	14	19

The income tax effect relating to Other comprehensive income can be analyzed as follows:

	1st Quarter 2014			1st Quarter 2013
($ million)	Before tax amount	Tax (expense) benefit	Net-of-tax amount	Before tax amount	Tax (expense) benefit	Net-of-tax amount
Other comprehensive income that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	—	—	—	—	—	—
Total Other comprehensive income that will not be reclassified subsequently to profit or loss	—	—	—	—	—	—
Other comprehensive income that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(61)	20	(41)	(34)	11	(23)
Gains/(Losses) on the remeasurement of available-for-sale financial assets	—	—	—	—	—	—
Exchange gains/(losses) on translating foreign operations	59	—	59	32	—	32
Share of Other comprehensive income of entities accounted for using the equity method	(4)	—	(4)	10	—	10
Total Other comprehensive income that may be reclassified subsequently to profit or loss	(6)	20	14	8	11	19

Total Other comprehensive income	(6)	20	14	8	11	19

Interim Consolidated Financial Statements and Notes at March 31, 2014     37

Share-based compensation

In connection with the Merger, CNH Industrial N.V. assumed the sponsorship of the Fiat Industrial Long-Term Incentive Plan (the “Fiat Industrial Plan”), the CNH Global N.V. Equity Incentive Plan (the “CNH EIP”) and the CNH Global N.V. Directors’ Compensation Plan (“CNH DCP”), effective as of September 29, 2013.

Furthermore, on September 9, 2013 the CNH Industrial N.V. Directors’ Compensation Plan (the “CNH Industrial DCP”) was approved by the Shareholders and adopted by the Board of Directors of CNH Industrial N.V.

Detailed information on these share-based payment awards is included in Note 24 to the CNH Industrial Consolidated Financial Statements at 31 December 2013.

CNH Industrial N.V. Equity Incentive Plan (“EIP”)

At the Annual General Meeting held on April 16, 2014, Shareholders approved the CNH Industrial N.V. Equity Incentive Plan (“EIP”), an umbrella program defining the terms and conditions for any subsequent long-term incentive program, whose main features are as follows.

The EIP allows to any current or prospective executive director, officer or employee of, or service provider to, CNH Industrial grants of certain types of equity awards subject to the terms and conditions established by the Compensation Committee.

The EIP authorizes 25 million common shares over a five-year period, of which a maximum of 7 million would be authorized for awards to executive directors. These shares may be newly issued shares or treasury shares.

The EIP will terminate at, and no more awards will be permitted to be granted thereunder ten years after its adoption by the Board of Directors of CNH Industrial N.V. The termination of the EIP will not affect previously granted awards.

23. Provisions

($ million)	At March 31, 2014		At December 31, 2013
Employee benefits		2,604		2,713
Other provisions:
Warranty provision	1,096		1,111
Restructuring provision	101		83
Investment provision	7		7
Other risks	2,644		2,614
Total Other provisions		3,848		3,815

Total Provisions		6,452		6,528

Provisions for Employee benefits include provisions for health care plans, pension plans and other post-employment benefits as well as other provisions for employees and provisions for other long-term employee benefits. Provisions decreased over the first quarter of 2014 mainly as the result of the payment of components of variable compensation relating to 2013.

Provisions for other risks amount to $2,644 million at March 31, 2014 ($2,614 million at December 31, 2013) and include provisions for contractual, commercial and legal risks.

Interim Consolidated Financial Statements and Notes at March 31, 2014     38

24. Debt

($ million)	At March 31, 2014		At December 31, 2013
Asset-backed financing		14,576		14,727
Other debt:
Bonds	8,603		7,329
Borrowings from banks	7,187		7,101
Payables represented by securities	723		541
Other	219		248
Total Other debt		16,732		15,219

Total Debt		31,308		29,946

Debt increased by $1,362 million over the period (increase of $1,281 million excluding exchange translation differences). Moreover, during the first quarter of 2014, in the context of the Global Medium Term Note Programme, CNH Industrial Finance Europe S.A. issued a €1 billion bond (equivalent to $1,379 million), maturing in 2019 and bearing fixed interest at a rate of 2.75% payable annually.

The principal bond issues outstanding at March 31, 2014 are as follows:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)
Global Medium Term Notes:
CNH Industrial Finance Europe S.A (1)	EUR	1,000	5.25%	March 11, 2015	1,379
CNH Industrial Finance Europe S.A (1)	EUR	1,200	6.25%	March 9, 2018	1,654
CNH Industrial Finance Europe S.A (1)	EUR	1,000	2.75%	March 18, 2019	1,379

Total Global Medium Term Notes					4,412

Other bonds:
CNH Industrial Capital LLC	USD	750	3.875%	November 1, 2015	750
CNH Industrial America LLC	USD	254	7.25%	January 15, 2016	254
CNH Industrial Capital LLC	USD	500	6.25%	November 1, 2016	500
CNH Industrial Capital LLC	USD	500	3.25%	February 1, 2017	500
Case New Holland Industrial Inc.	USD	1,500	7.875%	December 1, 2017	1,500
CNH Industrial Capital LLC	USD	600	3.625%	April 15, 2018	600

Total Other bonds					4,104

Hedging effect and amortized cost valuation					87

Total Bonds					8,603

(1)	Bond listed on the Irish Stock Exchange.

Further information about these bonds is included in Note 27 to the CNH Industrial Consolidated Financial Statements at December 31, 2013. The unaudited prospectuses and offering circulars, or their abstracts, relating to the above-mentioned principal bond issues are available on CNH Industrial website at www.cnhindustrial.com under “Investors – Fixed income investors”.

CNH Industrial intends to repay the issued bonds in cash at due date by utilizing available liquid resources. In addition, CNH Industrial companies may from time to time buy back bonds on the market that have been issued, also for purposes of their cancellation. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.

Available committed credit lines expiring after twelve months amount to approximately $2.3 billion at March 31, 2014 ($2.2 billion at December 31, 2013).

Finally, financial payables secured with mortgages and other liens on assets of CNH Industrial amount to $162 million at March 31, 2014 ($160 million at December 31, 2013); this amount includes balances of $78 million ($74 million at December 31, 2013) due to creditors for assets acquired under finance leases.

Interim Consolidated Financial Statements and Notes at March 31, 2014     39

25. Trade payables

Trade payables of $6,812 million at March 31, 2014 decreased by $557 million from the amount at December 31, 2013.

26. Other current liabilities

At March 31, 2014, Other current liabilities mainly include $1,929 million of amounts payable to customers relating to buy-back agreements ($1,902 million at December 31, 2013) and accrued expenses and deferred income of $617 million ($624 million at December 31, 2013).

27. Guarantees granted, commitments and contingent liabilities

Guarantees granted

At March 31, 2014 CNH Industrial had outstanding guarantees granted on the debt or commitments of third parties or unconsolidated subsidiaries jointly controlled and associated entities totaling $517 million ($513 million at December 31, 2013). These guarantees mainly consist of loan guarantees on behalf of certain dealers by Agricultural Equipment and Construction Equipment and performance guarantees on behalf of some joint ventures by Commercial Vehicles.

Contingent liabilities

As a global Group with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, particularly in the areas of product liability, product performance, retail and wholesale credit, competition and antitrust law, intellectual property matters, disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters.

The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial financial position and results.

When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose. Nevertheless, it is believed that the resolution of these controversies will not cause significant liabilities for which specific risk provisions have not already been set aside.

Further information concerning the CNH Industrial contingent liabilities is presented in the “Contingent liabilities” section of Note 30 to the CNH Industrial Consolidated Financial Statements at December 31, 2013.

28. Segment information

The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.

As described in the Foreword, until December 31, 2013, CNH Industrial presented its consolidated financial statements, prepared in accordance with IFRS, including three reportable segments: (i) Agricultural and Construction Equipment inclusive of its financial services activities, (ii) Trucks and Commercial Vehicles inclusive of its financial services activities, and (iii) Powertrain.

In order to enhance its reporting, CNH Industrial has realigned its reportable segments reflecting the five businesses now directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, (ii) Construction Equipment, (iii) Commercial Vehicles, (iv) Powertrain, and (v) Financial Services. Segment information for comparative periods has been recast to conform to the current year’s presentation.

Segment information presented below is prepared in accordance with the accounting policies previously described in section “Significant Accounting Policies”.

CNH Industrial has the following five operating segments:

•	Agricultural Equipment, which designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors, combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe;

Interim Consolidated Financial Statements and Notes at March 31, 2014     40

•	Construction Equipment, which designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, telehandlers and trenchers. Construction equipment is sold under the New Holland Construction and Case Construction brands;

•	Commercial Vehicles, which designs, produces and sells a full range of light, medium and heavy vehicles for the transportation and distribution of goods through the Iveco brand, commuter buses and touring coaches through the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment through the Iveco Astra brand, firefighting vehicles through the Magirus brand and vehicles for civil defense and peacekeeping missions under the Iveco Defence Vehicles brand;

•	Powertrain, which designs, manufactures and offers a range of propulsion and transmission systems for on- and off-road applications, as well as engines for marine application and power generation through the FPT Industrial brand; and

•	Financial Services, which offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers, which primarily consists of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

CNH Industrial worldwide agricultural equipment, construction equipment, commercial vehicles and powertrain operations are collectively referred to as “Industrial Activities”.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

The CODM assessed the performance of the operating segments mainly on the basis of Trading profit/(loss), earned by those segments. Trading profit/(loss) is computed starting from Net revenues less Cost of sales, Selling, general and administrative costs, Research and development costs, and Other income/(expenses). Trading profit/(loss) represents Operating profit/(loss) before specific items that are believed to hinder comparison of the trading performance of CNH Industrial businesses either year-on-year or with other businesses. Specifically, Trading Profit is a measure that excludes Gains/(losses) on the disposal of investments, Restructuring costs and Other unusual income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis and are not representative of the routine trading performance of CNH Industrial businesses.

The Income statement by operating segment for the first quarter of 2014 and 2013 is as follows:

	1st Quarter 2014
($ million)	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations & other	Total Industrial Activities	Financial Services	Eliminations & other	CNH Industrial Group
Segment revenues	3,706	774	2,354	1,205	(776)	7,263	509	(128)	7,644
Revenues from transactions with other operating segments	—	—	(18)	(758)	776	—	(128)	128	—

Revenues from external customers	3,706	774	2,336	447	—	7,263	381	—	7,644

Trading profit/(loss)	442	1	(74)	30	(19)	380	130	—	510
Unusual income/(expense)	—	(23)	(7)	—	—	(30)	—	—	(30)

Operating profit/(loss)	442	(22)	(81)	30	(19)	350	130	—	480

Financial income/(expense)					(215)	(215)	—	—	(215)
Interest in profit/(loss) of joint ventures and associates accounted for using the equity method	17	—	5	—	—	22	4	—	26
Other profit/(loss) from investments	—	—	—	—	—	—	—	—	—

Result from investments	17	—	5	—	—	22	4	—	26

Profit/(loss) before taxes						157	134	—	291
Income taxes					96	96	49	—	145
Profit/(loss) from Continuing Operations						61	85	—	146
Result from intersegment investments						85	1	(86)	—

Profit/(loss) from Continuing Operations						146	86	(86)	146

Interim Consolidated Financial Statements and Notes at March 31, 2014     41

	1st Quarter 2013
($ million)	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations & other	Total Industrial Activities	Financial Services	Eliminations & other	CNH Industrial Group
Segment revenues	3,944	754	2,363	977	(736)	7,302	491	(135)	7,658
Revenues from transactions with other operating segments	—	—	(61)	(675)	736	—	(135)	135	—

Revenues from external customers	3,944	754	2,302	302	—	7,302	356	—	7,658

Trading profit/(loss)	446	(28)	(23)	15	(7)	403	135	—	538
Unusual income/(expense)	—	—	(10)	—	—	(10)	(41)	—	(51)

Operating profit/(loss)	446	(28)	(33)	15	(7)	393	94	—	487

Financial income/(expense)					(149)	(149)	—	—	(149)
Interest in profit/(loss) of joint ventures and associates accounted for using the equity method	17	—	5	—	—	22	3	—	25
Other profit/(loss) from investments	—	—	1	—	—	1	—	—	1

Result from investments	17	—	6	—	—	23	3	—	26

Profit/(loss) before taxes						267	97	—	364
Income taxes					100	100	38	—	138
Profit/(loss) from Continuing Operations						167	59	—	226
Result from intersegment investments						59	(2)	(57)	—

Profit/(loss) from Continuing Operations						226	57	(57)	226

Interim Consolidated Financial Statements and Notes at March 31, 2014     42

29. Fair value measurement

Fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety:

•	Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) on the market;

•	Level 3 — inputs that are not based on observable market data.

Assets and liabilities measured at fair value

The following table provides the fair value hierarchy for financial assets and liabilities that are measured at fair value, on a recurring or not-recurring basis, in the statement of financial position at March 31, 2014 and at December 31, 2013:

		At March 31, 2014				At December 31, 2013
($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other non-current securities	(15)	1	—	—	1	1	—	—	1
Other financial assets	(19)	—	199	—	199	—	261	—	261

Total Assets		1	199	—	200	1	261	—	262

Other financial liabilities	(19)	—	(123)	—	(123)	—	(94)	—	(94)

Total Liabilities		—	(123)	—	(123)	—	(94)	—	(94)

In the first quarter of 2014 and in 2013 there were no transfers between levels in the fair value hierarchy.

Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 21 of CNH Industrial Consolidated Financial Statements at December 31, 2013.

Assets and liabilities not measured at fair value

With reference to Cash and cash equivalents, Trade receivables, Current tax receivables, Other current assets, Trade payables and Other current liabilities, their carrying amount approximates their fair value due to the short maturity of these items.

The following table provides the fair value and fair value hierarchy for the most relevant categories of financial assets and liabilities that are not measured at fair value in the Statement of financial position at March 31, 2014 and at December 31, 2013:

		At March 31, 2014
($ milion)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying value
Retail financing	(18)	—	—	11,028	11,028	11,061
Dealer financing	(18)	—	—	9,528	9,528	9,525
Finance leases	(18)	—	—	1,398	1,398	1,421
Other receivables from financing activities	(18)	—	—	142	142	141

Total Receivables from financing activities		—	—	22,096	22,096	22,148

Assets-backed financing	(24)	—	14,578	—	14,578	14,576
Bonds	(24)	4,699	4,485	—	9,184	8,603
Borrowings from banks	(24)	—	7,293	—	7,293	7,187
Payable represented by securities	(24)	—	711	—	711	723
Other debt	(24)	—	219	—	219	219

Total Debt		4,699	27,286	—	31,985	31,308

Interim Consolidated Financial Statements and Notes at March 31, 2014     43

		At December 31, 2013
($ milion)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying value
Retail financing	(18)	—	—	11,200	11,200	11,202
Dealer financing	(18)	—	—	9,119	9,119	9,113
Finance leases	(18)	—	—	1,529	1,529	1,535
Other receivables from financing activities	(18)	—	—	136	136	136

Total Receivables from financing activities		—	—	21,984	21,984	21,986

Assets-backed financing	(24)	—	14,747	—	14,747	14,727
Bonds	(24)	3,471	4,497	—	7,968	7,329
Borrowings from banks	(24)	—	6,940	—	6,940	7,101
Payable represented by securities	(24)	—	538	—	538	541
Other debt	(24)	—	248	—	248	248

Total Debt		3,471	26,970	—	30,441	29,946

The fair values of Receivables from financing activities are included in the Level 3 and have been estimated based on discounted cash flows analysis with the most significant inputs being the market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.

The fair values of Bonds are included in the Level 2, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. which are included in the Level 1 and have been estimated with reference to quoted prices in active markets.

The fair value of Asset backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and have been estimated based on discounted cash flows analysis using the current market interest rates at year-end adjusted for CNH Industrial non-performance risk over the remaining term of the financial liability.

30. Related party transactions

In accordance with IAS 24, CNH Industrial related parties are companies and persons who are capable of exercising control or joint control or who have a significant influence over the Group, CNH Industrial N.V.’s parent company Exor S.p.A. and the companies that Exor S.p.A. controls or has significant influence over (including the companies of the Fiat Group), unconsolidated subsidiaries of CNH Industrial and the associates or joint ventures of CNH Industrial. Finally, the members of the Board of Directors, the statutory auditors (in 2013 for Fiat Industrial S.p.A.) and managers of CNH Industrial with strategic responsibility and members of their families are considered related parties too.

As of March 31, 2014, Exor S.p.A. held 40.9% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by Exor S.p.A. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of March 31, 2014.

CNH Industrial engages in transactions with unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. The Company’s Audit Committee conducts a review to determine that all related party transactions are on what the Committee believes to be arm’s-length terms.

Relations between CNH Industrial and its unconsolidated subsidiaries, its joint ventures, its associates and other related parties consist mainly of transactions of a commercial nature, which have an effect on revenues, cost of sales and trade receivables and payables.

Interim Consolidated Financial Statements and Notes at March 31, 2014     44

Transactions with the Fiat Group

CNH Industrial sells engines and light commercial vehicles to and purchases engine blocks and other components from the Fiat Group companies. The main effects of such transactions reflected on these Interim Consolidated Financial Statements at March 31, 2014 are as follows:

($ million)	1st Quarter 2014	1st Quarter 2013
Net revenues	247	220
Cost of sales	120	111
Selling, general and administrative costs	52	53

($ million)	At March 31, 2014	At December 31, 2013
Trade receivables	35	36
Trade payables	178	178

Transactions with joint ventures

CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to joint ventures such as Iveco Oto Melara Societa consortile, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S., SAIC Iveco Commercial Vehicle Investment Company Limited and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. The main effects of such transactions reflected on these Interim Consolidated Financial Statements at March 31, 2014 are as follows:

($ million)	1st Quarter 2014	1st Quarter 2013
Net revenues	172	180
Cost of sales	124	129

($ million)	At March 31, 2014	At December 31, 2013
Trade receivables	79	68
Trade payables	138	154

Transactions with associates

These transactions primarily relate to the sale of trucks and commercial vehicles and the provision of services. In the first quarter of 2014 revenues from associates totaled $36 million ($9 million in the first quarter of 2013) and mainly related to transactions with IVECO-AMT Ltd. At March 31, 2014 receivables arising from the revenues discussed above amounted to $18 million ($15 million at December 31, 2013).

Transactions with other related parties

The most significant amount in the first quarter of 2013 affected cost of sales and consisted of the cost for purchases of components of $13 million (zero in the first quarter of 2014) from the Brembo Group which is controlled by Alberto Bombassei who was a member of the Board of Directors of Fiat Industrial S.p.A. until the Merger.

Commitments and guarantees with related parties

At March 31, 2014 CNH Industrial had pledged guarantees on commitments of its joint ventures for amount of $285 million, ($272 million at December 31, 2013) mainly related to Iveco—Oto Melara Società consortile.

Interim Consolidated Financial Statements and Notes at March 31, 2014     45

31. Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	1st Quarter 2014		At December 31,	1st Quarter 2013
	Average	At March 31	2013	Average	At March 31
Euro	0.730	0.725	0.725	0.758	0.781
Pound sterling	0.604	0.601	0.605	0.645	0.660
Swiss franc	0.893	0.884	0.890	0.931	0.952
Polish zloty	3.055	3.026	3.012	3.149	3.265
Brazilian real	2.366	2.268	2.362	1.997	2.007
Argentine peso	7.598	8.002	6.518	5.011	5.120
Turkish lira	2.218	2.154	2.147	1.786	1.813

32. Other information

CNH Industrial had an average number of employees of 71,087, compared to an average of 68,800 during the first quarter of 2013.

33. IFRS to US GAAP reconciliation

This quarterly report has been prepared in accordance with the IFRS as issued by the IASB and as adopted by the European Union (refer to section “Significant accounting policies”, paragraph “Accounting policies”, for additional information).

Starting from the annual report on Form 20-F at December 31, 2013, CNH Industrial has begun to report financial results under U.S. GAAP for SEC reporting purposes, continuing to report under IFRS for European listing purposes and Dutch law requirements.

IFRS differ in certain significant respects from U.S. GAAP. In order to help readers understand the difference between the two sets of financial statements, CNH Industrial has provided, on a voluntary basis, a reconciliation from IFRS to U.S. GAAP as follows:

Reconciliation of Profit

($ million)	Note		1st Quarter 2014	1st Quarter 2013
Profit in accordance with IFRS			146	226

Adjustments to conform with U.S. GAAP:
Development costs	(a	)	(60)	(63)
Goodwill and other intangible assets	(b	)	(2)	(2)
Defined benefit plans	(c	)	(4)	(4)
Restructuring provisions	(d	)	18	1
Other adjustments	(e	)	1	(7)
Tax impact on adjustments	(f	)	14	26
Deferred tax assets and tax contingencies recognition	(g	)	(12)	(26)
Total adjustments			(45)	(75)

Net income in accordance with U.S. GAAP			101	151

Interim Consolidated Financial Statements and Notes at March 31, 2014     46

Reconciliation of Total Equity

($ million)	Note		At March 31, 2014	At December 31, 2013
Total Equity in accordance with IFRS			7,827	7,662

Adjustments to conform with U.S. GAAP:
Development costs	(a	)	(2,925)	(2,862)
Goodwill and other intangible assets	(b	)	126	130
Defined benefit plans	(c	)	41	29
Restructuring provisions	(d	)	23	6
Other adjustments	(e	)	7	15
Tax impact on adjustments	(f	)	796	773
Deferred tax assets and tax contingencies recognition	(g	)	(814)	(798)
Total adjustments			(2,746)	(2,707)

Total Equity in accordance with U.S. GAAP			5,081	4,955

Description of reconciling items

Reconciling items presented in the tables above are described as follows:

(a)	Development costs

Under IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under IFRS, have been reversed under U.S. GAAP. In the first quarter of 2014, under IFRS the Group capitalized $153 million ($138 million in the first quarter of 2013) of development costs and amortized $93 million ($75 million in the first quarter of 2013) of previously capitalized development costs that were reversed under U.S. GAAP (no impairment charges and no result on disposal were recorded in the first quarter of 2014 and 2013).

(b)	Goodwill and other intangible assets

Goodwill is not amortized but rather tested for impairment at least annually under both IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the two sets of financial statements is primarily due to the different times when IFRS and ASC 350—Intangibles – Goodwill and Other, where adopted. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years. CNH Industrial transitioned to IFRS on January 1, 2004. Prior to the adoption of IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. In addition, IFRS and U.S. GAAP differ in the determination of the goodwill impairment amount, if any goodwill impairment needs to be recognized. However, no difference arose as no goodwill impairment was required in the first quarter of 2014 and 2013.

(c)	Defined benefit plans

The differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between IFRS and U.S. GAAP. Under IFRS, gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, gains and losses are deferred through use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.

Interim Consolidated Financial Statements and Notes at March 31, 2014     47

(d)	Restructuring provisions

The principal difference between IFRS and U.S. GAAP with respect to accruing for restructuring costs is that IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when CNH Industrial has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for CNH Industrial restructuring activities.

(e)	Other adjustments

Other adjustments refer to differences that are not individually material for the Group and are therefore shown as a combined total.

(f)	Tax impact on adjustments

This item includes the tax effects of adjustments from (a) to (e) and mainly refers to development costs.

(g)	Deferred tax assets and tax contingencies recognition

CNH Industrial policy for accounting for deferred income taxes under IFRS is described in section “Significant accounting policies” of the CNH Industrial Consolidated Financial Statements at December 31, 2013. This policy is similar to U.S. GAAP which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pretax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to deferred tax asset valuation allowances which have been established for U.S. GAAP purposes in certain foreign jurisdictions with U.S. GAAP pretax book losses in recent years higher than those recorded for IFRS purposes.

Interim Consolidated Financial Statements and Notes at March 31, 2014     48